                               OFFER TO PURCHASE
                                 EXHIBIT (a)(1)

                           OFFER TO PURCHASE FOR CASH
                     ALL OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                        AQUILA GAS PIPELINE CORPORATION
                                       AT
                          $8.00 NET PER SHARE IN CASH
                                       BY
                             AEC ACQUISITIONS, INC.
         AN INDIRECT, WHOLLY-OWNED SUBSIDIARY OF UTILICORP UNITED INC.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, MAY 7, 1999, UNLESS THE OFFER IS EXTENDED.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE HAVING BEEN VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE AT LEAST THAT NUMBER OF SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE, OF AQUILA GAS PIPELINE CORPORATION ("SHARES") THAT WOULD, WHEN AGGREGATED WITH THE SHARES OWNED DIRECTLY OR INDIRECTLY BY UTILICORP UNITED INC., REPRESENT AT LEAST 90% OF ALL SHARES THEN OUTSTANDING ON A FULLY-DILUTED BASIS AS DESCRIBED IN THIS OFFER TO PURCHASE. THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS. SEE "THE TENDER OFFER--CERTAIN CONDITIONS OF THE OFFER."

    THE OFFER IS NOT CONDITIONED ON THE AVAILABILITY OF FINANCING OR ON THE APPROVAL OF THE BOARD OF DIRECTORS OF AQUILA GAS PIPELINE CORPORATION OR ANY COMMITTEE THEREOF.

    UTILICORP UNITED INC. CURRENTLY BENEFICIALLY OWNS 24,000,000 SHARES, REPRESENTING APPROXIMATELY 82% OF THE OUTSTANDING SHARES AT MARCH 18, 1999.

    THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                            ------------------------

                      THE DEALER MANAGER FOR THE OFFER IS:

                          DONALDSON, LUFKIN & JENRETTE

April 9, 1999

                                   IMPORTANT

    Any stockholder desiring to tender all or a portion of such stockholder's Shares should either (a)(i) complete and sign the Letter of Transmittal or a facsimile thereof in accordance with the instructions in the Letter of Transmittal, have such stockholder's signature thereon guaranteed if required by Instruction 1 to the Letter of Transmittal and mail or deliver the Letter of Transmittal together with the certificate(s) representing tendered Shares and all other required documents to The Bank of New York (the "Depositary") as provided in the Letter of Transmittal, or (ii) tender such Shares pursuant to the procedure for book-entry transfer set forth in "The Tender Offer--Procedure for Tendering Shares" or (b) request such stockholder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Stockholders having Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if they desire to tender their Shares. Any stockholder who desires to tender Shares and whose certificates representing such Shares are not immediately available, or who cannot comply with the procedures for book-entry transfer on a timely basis, may tender such Shares pursuant to the guaranteed delivery procedure set forth in "The Tender Offer--Procedure for Tendering Shares."

    Questions and requests for assistance may be directed to Morrow & Co. (the "Information Agent") or to Donaldson, Lufkin & Jenrette Securities Corporation (the "Dealer Manager") at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be obtained from the Information Agent or from brokers, dealers, commercial banks and trust companies.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
INTRODUCTION...............................................................................................           1

SPECIAL FACTORS............................................................................................           3
  Background of the Offer..................................................................................           3
  Fairness of the Offer....................................................................................           9
  Analysis of Financial Advisor to Parent..................................................................           9
  Forward Looking Statements...............................................................................          13
  Purpose and Structure of the Offer; Plans for the Company After the Offer................................          13
  Certain United States Federal Income Tax Consequences....................................................          15
  Appraisal Rights in the Second Step Merger...............................................................          16

THE TENDER OFFER...........................................................................................          20
  Terms of the Offer.......................................................................................          20
  Acceptance for Payment and Payment for Shares............................................................          21
  Procedure for Tendering Shares...........................................................................          22
  Withdrawal Rights........................................................................................          25
  Price Range of the Shares; Dividends.....................................................................          26
  Certain Effects of the Transaction.......................................................................          26
  Certain Information Concerning the Company...............................................................          28
  Certain Information Concerning Parent, Aquila and Purchaser..............................................          30
  Source and Amount of Funds...............................................................................          32
  Certain Conditions of the Offer..........................................................................          32
  Certain Transactions Between Parent, Aquila and the Company..............................................          35
  Interests of Certain Persons in the Offer................................................................          37
  Certain Legal Matters; Regulatory Approvals..............................................................          39
  Fees and Expenses........................................................................................          40
  Miscellaneous............................................................................................          41

SCHEDULE I.................................................................................................         I-1

SCHEDULE II................................................................................................        II-1

ANNEX A....................................................................................................         A-1

To the Holders of Common Stock of AQUILA GAS PIPELINE CORPORATION:

                                  INTRODUCTION

    AEC Acquisitions, Inc., a Delaware corporation (the "Purchaser"), and a wholly-owned subsidiary of Aquila Energy Corporation, a Delaware corporation ("Aquila"), which in turn is a wholly-owned subsidiary of UtiliCorp United Inc., a Delaware corporation ("Parent"), hereby offers to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of Aquila Gas Pipeline Corporation, a Delaware corporation (the "Company"), not currently owned by Parent (the "Publicly-held Shares"), at a purchase price of $8.00 per Share (the "Offer Price"), net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, as amended and supplemented from time to time, together constitute the "Offer").

    Parent currently beneficially owns 24,000,000 Shares, representing approximately 82% of the outstanding Shares at March 18, 1999. Nominees of Parent currently constitute a majority of the members of the Board of Directors of the Company (the "Company Board"). Upon acquiring at least that number of Shares that would, when aggregated with the Shares owned directly or indirectly by Parent, represent at least 90% of the Shares then outstanding on a fully-diluted basis as described below (the "Minimum Condition"), Parent would have the power to cause the Company to engage in a merger or other business combination without the affirmative vote of any other stockholder. Such board representation and ownership, however, do not give Parent or Purchaser the power to compel any stockholder of the Company to accept the Offer.

    The purpose of the Offer is to enable Parent to own the entire equity interest in the Company. Parent desires to acquire the minority equity interest at this time to fully integrate the Company's operations into Parent's existing wholly-owned gas marketing and trading businesses. Full integration will allow Parent to achieve additional operating efficiencies and will provide the flexibility to respond quickly to changes in an increasingly competitive industry. See "Special Factors--Background of the Offer."

    On November 10, 1998, Parent proposed to acquire all of the Publicly-held Shares for $8.00 per Share (the "Proposal"). The Company Board appointed a special committee comprised of members of the Company Board not affiliated with Parent (the "Special Committee") to consider the Proposal. See "Special Factors--Background of the Offer." As a result of the failure to reach agreement with the Special Committee, Parent publicly announced on April 8, 1999 its intention to commence the Offer to give the Company's stockholders the opportunity to receive the Offer Price, which Parent believes represents a full and fair price for the Shares for the reasons described below under "Special Factors--Fairness of the Offer." The Offer has not been approved by the Company Board or any committee thereof. To the best knowledge of the Parent, Aquila and Purchaser, no director or executive officer of the Company has made any recommendation with respect to the Offer. Each stockholder should make its own determination as to whether to accept or reject the Offer. See "Special Factors--Background of the Offer."

    Parent currently intends, following the consummation of the Offer, to seek to have the Company effect a merger (the "Second Step Merger") in accordance with the relevant provisions of the General Corporation Law of the State of Delaware (the "DGCL") in which Purchaser will be merged with and into the Company. At the effective time of the Second Step Merger (the "Effective Time"), each Share not tendered pursuant to the Offer (other than Shares owned by the Company as treasury stock, Shares owned by Parent, Aquila or Purchaser or any subsidiary thereof, or Shares with respect to which appraisal rights are properly exercised under Delaware law) would be converted into the right to receive an amount in cash equal to the Offer Price (the "Merger Consideration"). Following consummation of the Second Step Merger, the Company would continue as the surviving corporation (the "Surviving Corporation") and would be a wholly-owned, indirect subsidiary of Parent.

    If Purchaser owns at least 90% of the outstanding Shares following consummation of the Offer (assuming the transfer of the Shares currently owned directly or indirectly by the Parent to Purchaser),

Purchaser would have the ability to consummate the Second Step Merger without a meeting or vote of the Company Board or any committee thereof or of the stockholders of the Company, pursuant to the "short form" merger provisions of
Section 253 of the DGCL. In such circumstances, Purchaser currently intends to so effectuate the Second Step Merger as soon as practicable. See "Special Factors--Purpose and Structure of the Offer; Plans for the Company after the Offer."

    If Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, consummation of the Second Step Merger would require the approval by the Company Board of an agreement between the Company, Parent and Purchaser with respect to the Second Step Merger (a "Merger Agreement") and the adoption of the Merger Agreement by the holders of at least 80% of the outstanding Shares. If Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser currently intend to either (i) promptly use their best efforts to take such steps as are necessary to cause the Second Step Merger to be effective pursuant to a Merger Agreement, which will, if the Shares remain registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), require filing with the United States Securities and Exchange Commission (the "Commission") certain disclosure materials prior to adoption of the Second Step Merger by the Company's stockholders, or (ii) for an indeterminate period, delay the Second Step Merger and engage in certain open market or privately negotiated purchases at prices which may be greater or less than the Offer Price to increase Parent and Purchaser's combined ownership to or above 90% of the outstanding Shares, so as to enable Purchaser to effect the Second Step Merger as a "short form" merger. See "The Tender Offer--Certain Effects of the Transaction." As a consequence, no assurance can be given as to whether or when Purchaser will cause the Second Step Merger to be consummated, and similarly, no assurance can be given as to whether or when the Merger Consideration will be paid to stockholders who do not tender their Shares in the Offer. IN NO EVENT WILL ANY INTEREST BE PAID ON THE MERGER CONSIDERATION. See "Special Factors--Purpose and Structure of the Offer; Plans for the Company After the Offer."

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SATISFACTION OF THE MINIMUM CONDITION. SEE "THE TENDER OFFER--CERTAIN CONDITIONS OF THE OFFER." PURCHASER RESERVES THE RIGHT (BUT SHALL NOT BE OBLIGATED) TO WAIVE ANY OR ALL CONDITIONS TO THE OFFER.

    THE OFFER IS NOT CONDITIONED ON THE AVAILABILITY OF FINANCING OR ON THE APPROVAL OF THE COMPANY BOARD OR ANY COMMITTEE THEREOF.

    The Company has advised Purchaser that there were (i) 29,400,000 Shares issued and outstanding, as of March 18, 1999 (the "Outstanding Shares"), and
(ii) 4,000 Shares subject to issuance under options which are presently exercisable ("Option Shares"). For purposes of calculating the Minimum Condition, the term "fully-diluted" includes only the Outstanding Shares and the Option Shares. Based upon the number of Outstanding Shares and Option Shares, Parent and Purchaser currently believe that approximately 2.46 million Publicly-held Shares must be tendered and not withdrawn to satisfy the Minimum Condition.

    According to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Company's 10-K"), there were approximately 99 stockholders of record and approximately 1,300 beneficial owners of Shares on March 18, 1999. In addition, according to the Company's 10-K, as of December 31, 1998, options to purchase approximately 79,000 Shares (the "Company Options") were outstanding. Purchaser is not offering to acquire the Company Options in the Offer. Each holder of a Company Option that is vested or becomes vested prior to the expiration of the Offer may exercise such Company Option prior to the consummation of the Offer and the Shares received upon such exercise may be tendered pursuant to the Offer. It is Parent's intention that action be taken in accordance with the Company's benefit plans so that immediately prior to the consummation of the Second Step Merger each unexpired Company Option, whether vested or unvested, and each outstanding stock appreciation right with respect to Company common stock ("SARs") will be cancelled and will be converted into either (i) an option ("Parent Options") to purchase shares of common stock, par value $1.00 per share, of Parent

("Parent Shares") or (ii) Parent Shares subject to certain restrictions ("Parent Restricted Shares") as described under "Special Factors--Purpose and Structure of the Offer; Plans for the Company after the Offer."

    In addition, in connection with the Second Step Merger either (i) all restrictions on the restricted shares granted to Company employees ("Company Restricted Shares") will lapse pursuant to the terms of the Company's benefit plans in which case the Company Restricted Shares will be converted into the right to receive the Merger Consideration or (ii) all Company Restricted Shares will be exchanged for Parent Restricted Shares as described under "Special Factors--Purpose and Structure of the Offer; Plans for the Company after the Offer." See "Special Factors--Purpose and Structure of the Offer; Plans for the Company after the Offer."

    Tendering holders of Shares will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Purchaser will pay all charges and expenses of Donaldson, Lufkin & Jenrette Securities Corporation which is acting as the Dealer Manager (in such capacity, the "Dealer Manager") in connection with the Offer, The Bank of New York which is acting as the Depositary (the "Depositary") in connection with the Offer, and Morrow & Co. which is acting as the Information Agent (the "Information Agent") in connection with the Offer. See "The Tender Offer--Fees and Expenses."

    THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

                                SPECIAL FACTORS

BACKGROUND OF THE OFFER

    The Company was founded in 1989 by Parent. In 1993, Parent sold a total of 5,400,000 shares of the Company's common stock to the public. Since the closing of the sale of common stock to the public, the Company has remained an approximately 82% owned indirect subsidiary of Parent. The Company's common stock currently is listed on the New York Stock Exchange.

    In early 1998, the Company Board and Parent concluded that it was in the best interests of all the stockholders of the Company to pursue strategic alternatives to the continued operation of the Company as a publicly-traded subsidiary of Parent. At its February 10, 1998 meeting, the Company Board approved the initiation of a process to explore all available strategic alternatives, including the sale of the Company or the merger or other combination of the Company with another entity.

    On March 10, 1998, the Company issued a press release announcing its decision to initiate a review of strategic alternatives, including consideration of selling or merging the Company. Beginning in March 1998, the Company sought indications of interest from qualified parties who were believed to be potentially interested in acquiring the Company and sent summary information concerning the Company to such parties.

    In early April 1998, the Company's financial advisor, Merrill Lynch & Co., received nonbinding, preliminary indications of interest from seven different parties regarding the possible acquisition of the Company. These preliminary indications of interest were, on a per share basis, respectively $13.00; $17.31; $18.00; $18.00; $17.31-$18.67; $19.39; and $18.71-$20.41. Prior to the receipt of such indications of interest, none of the parties that the Company had contacted was permitted to conduct detailed due diligence on the Company. The parties who submitted preliminary indications of interest were then invited to conduct detailed due diligence on the Company.

    During the latter part of April and the first half of May 1998, most of the parties who had submitted nonbinding indications of interest visited the Company to conduct due diligence, including reviewing the Company's business and financial affairs, contracts, properties, and other information. The Company requested that the parties which had submitted the preliminary indications of interest submit final, binding offers to the Company toward the end of May 1998. However, the Company did not receive any such binding offers from any of those parties.

    Following the end of May, the Company continued its efforts to sell the Company. Several parties were approached concerning the possibility of entering into a negotiated transaction. None of those efforts was successful.

    Beginning in June 1998, Parent began to consider making a proposal to acquire the Publicly-held Shares. On July 15, 1998, Mr. Richard C. Green, Jr., Chairman and Chief Executive Officer of Parent, wrote to the Company Board to express a possible interest in a purchase of the Publicly-held Shares. The text of the letter was as follows:

    During the past few months, the Company has engaged in the process of exploring strategic alternatives to maximize shareholder value for the shareholders of the Company. We understand that this process has not resulted in the receipt of proposals which would maximize shareholder value.

    Nevertheless, we still believe that strategic alternatives should be pursued, and that it would be in the best interest of all stockholders for the shares of the Company owned by the minority public stockholders to be purchased. Accordingly, UtiliCorp is interested in pursuing the acquisition of the approximately 18% of the Company's common stock not presently owned by UtiliCorp (the "Public Shares"). The Public Shares would be acquired at approximately the current market price, not to exceed $12.50 per share.

    This proposal is an indication of interest only, and is not binding on either UtiliCorp or the Company. Any potential transaction is subject to approval by the boards of both UtiliCorp and the Company.

    The transaction if approved would take the form of a merger of the Company with a wholly-owned subsidiary of UtiliCorp. The previously negotiated modification to the tax-sharing agreement between the Company and UtiliCorp would not apply in such a transaction between UtiliCorp and the Company.

    UtiliCorp remains open to proposals from third parties. If proposals were made by third parties after the announcement of any potential transaction between UtiliCorp and the Company, we would consider them along with the the Company board.

    It is important for a decision to be made as soon as possible. Therefore, we are asking that you respond to this proposal no later than Wednesday, July 22, 1998.

    In the meantime, we are available to meet with the the Company board to discuss any aspects of this matter.

    A few days later, several members of the Company Board, including Mr. Charles Dempster, a Senior Vice President of Parent and a member and Chairman of the Company Board, Mr. Jon Mosle, a member of the Company Board who is unaffiliated with Parent, and Mr. Gary Downey, a member of the Company Board who is unaffiliated with Parent, discussed the July 15, 1998 letter by telephone. Mr. Mosle and Mr. Downey both stated that the letter was not adequate as a proposal because it did not specify a definite price for the Publicly-held Shares.

    In late July or early August 1998, Parent withdrew its July 15 letter because it did not believe that the prospects were good for negotiating a transaction at that time in light of the concerns expressed by Messrs.

Mosle and Downey and the continuing erosion of equity values within the gas gathering, transmission and marketing industry. On August 6, 1998, the Company publicly announced that it was no longer considering a sale of the Company as one of its strategic alternatives.

    In approximately October of 1998, Parent concluded that it would be in the best interests of the Company, the holders of the Publicly-held Shares, and the Parent for the Parent to purchase the Publicly-held Shares at a premium to the current market price. Therefore, Parent initiated discussions with Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") concerning a possible purchase by Parent of the Publicly-traded Shares. Parent retained DLJ to act as its financial advisor in connection with such possible purchase.

    On or about November 9, 1998, Parent advised Mr. Dempster that it intended to submit a proposal to acquire all of the Publicly-held Shares. Mr. Dempster advised the Company Board at its November 10, 1998, meeting that he expected that a proposal from Parent would be received in the near future. The Company Board then formed the Special Committee consisting of Messrs. Mosle and Downey for the purpose of considering and responding to any proposal from Parent, with full authority to negotiate with Parent with regard to any proposal, and, at the Company's expense, to retain independent legal and financial advisors to assist the Special Committee. Mr. Robert Howell, who was Senior Vice President of Parent and a member of the Company Board, announced that he would be directly involved, as a representative of Parent, in the negotiations with the Special Committee and that he was therefore resigning from the Company Board, effective immediately.

    On November 10, 1998, Mr. Richard C. Green, Jr. wrote to Mr. Dempster, the Chairman of the Company Board, and to the Special Committee proposing to acquire all of the Publicly-held Shares. The letter read in full as follows:

    As you know, UtiliCorp United has communicated with the Board of AQP concerning UtiliCorp's desire to acquire the shares of AQP presently held by the public. UtiliCorp proposes to acquire all of the shares of AQP which are not presently held by UtiliCorp or its subsidiaries for a consideration of $8.00 per share. The consideration would consist of cash or UtiliCorp stock or a combination thereof to be agreed upon in negotiations.

    It is our understanding that the Board has appointed you as a special committee, with the responsibility to negotiate with UtiliCorp concerning the proposed acquisition. We trust that you are in a position to quickly begin the process of selecting counsel and financial advisors. We would appreciate a prompt response, in that we would like to establish a timetable and responsibilities of the parties and their advisors as soon as possible.

    We would suggest that disclosures concerning this matter be coordinated between us in order to avoid any premature disclosure.

    On November 12, 1998, Parent issued a press release announcing its proposal to purchase the Publicly-held Shares. The text of the press release was as follows:

    KANSAS CITY, MO--NOVEMBER 12, 1998

    UTILICORP UNITED (NYSE:UCU) has submitted a proposal to buy back the approximately 5.4 million common shares of Aquila Gas Pipeline Corporation (NYSE:AQP) which it does not already own, representing about 18 percent of outstanding AQP common shares, for $8.00 per share. This represents an approximately 23 percent premium to the closing AQP share price of $6.50 on November 11, 1998. The proposal has been submitted in a letter to the chairman of the board of Aquila Gas Pipeline and an independent committee of the board of directors. Any agreement in regard to the proposed buyback of shares, including the form of consideration to be paid, is subject to negotiations and agreement with the independent committee.

    Based in San Antonio, Texas, Aquila Gas Pipeline Corporation gathers, processes and markets natural gas and natural gas liquids through its natural gas gathering systems and gas processing plants in Texas and Oklahoma. The company is approximately 82 percent owned by Aquila Energy Corporation, a wholly-owned subsidiary of UtiliCorp United. The remaining shares were sold to investors in an initial public offering in 1993.

    UtiliCorp is an international electric and gas company with customers and operations across the U.S. and in Canada, Great Britain, New Zealand and Australia. Based in Kansas City, Missouri, the Fortune 500 company operates regulated electric and gas utilities in eight states and one Canadian province and through the Aquila Energy subsidiary markets natural gas and electricity across most of North America.

    Following Parent's November 12, 1998 announcement of its intention to make an offer of $8.00 per share for the Publicly-held Shares, four lawsuits were filed in the Court of Chancery of the State of Delaware against Parent, the Company and the Company Board. The suits alleged that $8.00 was an inadequate price for the Shares, that the Company Board and any special committee of the Company Board had a duty to act in the interests of the Company's stockholders, and that there was a conflict between the interests of Parent as majority stockholder and the fiduciary obligations of the Company Board to the minority stockholders. The suits all sought class action status and asked that any proposed transaction be enjoined and that unspecified compensatory damages be awarded. On January 11, 1999, the actions were consolidated as IN RE: AQUILA GAS PIPELINE CORPORATION SHAREHOLDERS LITIGATION, CONSOLIDATED CASE NO. 16775. By agreement of the parties, no response from the defendants in the suits has been filed.

    During the balance of November and December, the Special Committee retained legal advisors and Petrie Parkman & Co. ("Petrie") as financial advisors, and began to gather information regarding the Company. Mr. Howell had telephone conversations with each of Messrs. Downey and Mosle during this period. The discussions were limited to updates on how the Special Committee was progressing in identifying and retaining its advisors.

    During December 1998 and January 1999, DLJ and Petrie conducted due diligence with respect to the Company.

    On January 26, 1999, representatives of DLJ and representatives of Petrie met to preliminarily review the terms of Parent's Proposal and to discuss the status of the Special Committee's and its advisors' evaluation of the Proposal. At such meeting, DLJ described the valuation methodologies employed by Parent and DLJ in arriving at the proposed consideration of $8.00 per Share. Petrie responded that their evaluation was still in process, but expressed concern based on natural gas and natural gas liquids prices and the recent operating and financial performance of the Company that this might not be the best time to consider the sale of the Publicly-held Shares. DLJ and Petrie agreed that Petrie would continue its evaluation and that they would continue their discussions.

    On February 1, 1999, the Company Board held a regular meeting. All members of the Company Board were present. In addition, legal counsel for the Special Committee was present. At the meeting, the Company Board and the Special Committee's legal counsel discussed proposals to clarify and elaborate on the Special Committee's authority and function. In addition, the Company Board authorized the negotiation of indemnification agreements for the members of the Special Committee. On February 11, 1999, the Company Board held a special meeting by telephone, at which resolutions clarifying and elaborating on the Special Committee's authority and function were adopted. In addition, the Company Board set the compensation of the members of the Special Committee for their service on the Special Committee at $35,000 for each Special Committee member, in addition to payment of a $500 meeting fee for each meeting of the Special Committee plus expenses. The $35,000 payment is due upon the completion, rejection, or abandonment of the proposed purchase of the Publicly-held Shares.

    On February 10, 1999, Mr. Robert Green, President and Chief Operating Officer of Parent, resigned his membership on the Company Board because he was about to become directly involved in the negotiations with the Special Committee.

    On February 19, 1999, Mr. Robert Green and Mr. Robert Howell, representing Parent, met with the members of the Special Committee in Dallas, Texas. Also present at the meeting were representatives of DLJ, representatives of Petrie, legal counsel for the Special Committee and legal counsel for the Parent. The meeting involved an extended discussion of the valuation analysis performed by DLJ, and a discussion with regard to the prospects for changes in natural gas and natural gas liquids prices. Messrs. Mosle and Downey reiterated that they were concerned about whether the time was right for the holders of the Publicly-held Shares to sell, and that they believed that it might be prudent to wait until market conditions improved for natural gas and natural gas liquids. Mr. Mosle presented a chart showing the historical stock price performance of the Company and described his view of the relevant factors that impacted the stock's performance during and after the attempts to find a qualified purchaser for the Company during 1998, and up to the public announcement of the Proposal. Mr. Mosle and Mr. Downey indicated their belief, based on the Company's historical stock price performance, that the Shares would likely be worth more in the future than the $8.00 per Share Proposal.

    At the conclusion of the meeting, Mr. Mosle told Mr. Howell that he did not believe that an agreement could be reached that day unless Parent increased its proposal substantially. The Special Committee and its advisors agreed with Parent that representatives of DLJ and Petrie would review in detail DLJ's analysis in order to agree on assumptions, valuation methodologies and the content of each of their valuations.

    Following the February 19 meeting, representatives of DLJ and Petrie spoke several times in order to compare their respective valuations and the assumptions underlying those valuations, including a discussion of the Company's projections, the comparable companies to be utilized, and the comparable transactions to be utilized in their analyses.

    On March 4, 1999, Mr. Downey called Mr. Howell to discuss the status of the negotiations. Mr. Downey and Mr. Howell did not discuss price during this conversation.

    On March 18, 1999, Mr. Robert Green had a telephone conversation with Mr. Downey. Mr. Green inquired whether the Special Committee was prepared to make a counter proposal to the Parent. Mr. Downey said that the Special Committee would make a counter proposal the next day at the previously scheduled meeting in Dallas. Mr. Green also spoke by telephone with Mr. Mosle. Mr. Mosle stated that the Special Committee would provide a responsive proposal at the March 19 meeting.

    On March 19, 1999, Mr. Robert Green, representing Parent, met with the members of the Special Committee in Dallas, Texas. Also present at the meeting were representatives of DLJ, representatives of Petrie, legal counsel for the Special Committee and legal counsel for Parent. At the meeting, the Special Committee repeated its concerns about timing of a transaction in light of market conditions and the Company's recent operating performance. The Special Committee reiterated its view of the historic and expected future performance of the Company's common stock. Mr. Mosle indicated that a price the Committee would be prepared to recommend would need to be at or above $10.00. Petrie presented a discounted cash flow analysis to the Special Committee (the "Petrie Analysis"). The Petrie Analysis suggested a range of values for the common stock of the Company from $4.02 per share to $17.33 per share. Parent does not agree with the Petrie Analysis. See "Special Factors--Fairness of the Offer". The Special Committee and Petrie commented that the range supported a $10.00 per share price, which would be acceptable to the Special Committee. Mr. Green told the Special Committee he did not believe that Parent would agree to a price above $8.00 given the performance of publicly traded comparable companies since the announcement of the Proposal, the analysis of DLJ, Parent's view as to the fairness of the Offer and the dilutive effect of a higher price to Parent. Mr. Green indicated that Parent still hoped an agreement could be reached with the Special Committee, but would have to evaluate the status of the Proposal.

    Following the March 19 meeting, representatives of DLJ and Petrie discussed the positions of the Special Committee and Parent and possible methods for the parties to reach agreement. On March 26, 1999, Mr. Robert Green and Mr. Mosle discussed the price proposal by telephone. Mr. Mosle stated that it would be very difficult for the Special Committee to agree to a price under $10.00 per share. During these follow-up discussions, the parties discussed whether or not Parent would be willing to increase the proposed price and whether or not the Special Committee would be willing to consider a price less than $10.00. The parties also discussed the possibility of providing a contingent payment in addition to the cash payment which would be payable to holders of Shares based on future increases of prices for natural gas or natural gas liquids. No agreement was reached as to any of these matters.

    On April 1, 1999, Mr. Robert Green and Mr. Mosle had a further telephone discussion, in which they concluded that the negotiations between the Parent and the Special Committee were not going to result in an agreement.

    On April 5, 1999, the Parent issued the following press release:

       KANSAS CITY, MO. April 5, 1999--UtiliCorp United (NYSE:UCU) today announced that its negotiations with a special committee of independent directors of Aquila Gas Pipeline Corporation (NYSE:AQP) have not resulted in an agreement relating to UtiliCorp's previous proposal to acquire all the outstanding shares of Aquila Gas Pipeline that it does not already own.

       UtiliCorp currently owns approximately 82 percent of Aquila Gas Pipeline's outstanding common shares. On November 10, 1998, UtiliCorp proposed acquiring the approximately 5.4 million shares of Aquila Gas Pipeline held by the public for $8.00 per share. The special committee of the Aquila Gas Pipeline board, consisting of two independent directors, then was formed to negotiate with UtiliCorp.

       UtiliCorp also announced today that it is presently reviewing its options, including whether or not to proceed with an offer directly to the public for the shares of Aquila Gas Pipeline. Such an offer could be equal to, lower than, or higher than the $8.00 per share proposed in November 1998. However, there is no assurance that any such offer will be made.

       Based in San Antonio, Texas, Aquila Gas Pipeline Corporation gathers, processes and markets natural gas and natural gas liquids through its natural gas gathering systems and gas processing plants in Texas and Oklahoma. The company is approximately 82 percent owned by Aquila Energy Corporation, a wholly-owned subsidiary of UtiliCorp United. The remaining shares were sold to investors in an initial public offering in 1993.

       UtiliCorp is an international electric and gas company with customers and operations across the U.S. and in Canada, Great Britain, New Zealand and Australia. Based in Kansas City, Missouri, the Fortune 500 company operates regulated electric and gas utilities in eight states and one Canadian province and through the Aquila Energy subsidiary markets natural gas and electricity across most of North America.

    On April 6, 1999, representatives of DLJ gave an oral and written presentation to the management of the Parent setting forth its valuation analyses with respect to the Company.

    On April 7, 1999, the executive committee of Parent Board met to consider whether or not to proceed with an offer to the public to acquire the Publicly-held Shares. The executive committee authorized the commencement of a tender offer to purchase all Publicly-held Shares at a price of $8.00 per share.

FAIRNESS OF THE OFFER

    Because Parent currently owns a majority of the Shares of the Company, Parent, Aquila and Purchaser are deemed "affiliates" of the Company under Rule 12b-2 of the Exchange Act. Accordingly, in compliance with Rule 13e-3 under the Exchange Act, Purchaser, Aquila and Parent have considered the fairness of the Offer to the stockholders of the Company other than Parent, and in connection with the Offer, have filed with the Commission a Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Schedule 13E-3").

    Purchaser, Aquila and Parent believe the Offer to be fair to the Company's stockholders other than Parent. In making this determination, Purchaser, Aquila and Parent have considered the analysis of DLJ as set forth below (See "--Analysis of Financial Advisor to Parent"), in addition to the following factors:

    (i) The Offer Price represents a 23.1% premium over the closing price for the shares on November 11, 1998, the last full trading day prior to announcement of the Proposal (the "Pre-Announcement Date"), and a 61.9% premium to the Company's stock price 30 days prior to November 12, 1998.

    (ii) The Offer Price per share is within the ranges of the implied value derived from the analysis performed by DLJ and described below.

   (iii) The trading prices of the stocks of a comparable group of publicly traded gathering, transmission and marketing companies mentioned in DLJ's presentation have, from November 12, 1998 through the close of trading on April 8, 1999, decreased in four cases (by 21.3%, 16.5%, 6.5% and 0.5%), and increased in one case (by 2.6%). These changes can be contrasted with the 23.1% premium over the Company's Pre-Announcement Date trading price referred to in (i) above. No prediction is made as to changes in the trading prices of such companies in the future.

    (iv) The Offer is an all cash offer for all Publicly-held Shares which the holders thereof can accept or reject voluntarily, and is not subject to financing.

    (v) The Offer provides stockholders who are considering selling their Shares with the opportunity to sell all of their Shares at the Offer Price without incurring the transaction costs typically associated with market sales.

    Parent, Aquila and Purchaser did not find it practicable to, and did not, assign specific relative weights to the foregoing factors in reaching their opinion as to the fairness of the Offer.

    At the March 19, 1999 meeting among representatives of Parent, the Independent Committee and their respective advisors, Petrie presented the Petrie Analysis. The only significant difference between DLJ's discounted cash flow analysis and the Petrie Analysis is the terminal value used for the Company in the respective analyses. The Petrie Analysis used a range of terminal values from $500.0 million to $997.2 million. DLJ's analysis uses terminal values ranging from $554.0 million to $738.7 million. Parent believes that based on growth rates of the Company implied by the projections and the future stock price implied by the terminal values used by Petrie, the range of terminal values offered by Petrie is too high. As a result, Parent does not concur with the Petrie Analysis.

ANALYSIS OF FINANCIAL ADVISOR TO PARENT

    Parent retained DLJ to act as its financial advisor in connection with a possible proposal by Parent to acquire the Publicly-held Shares. In connection with that retention, Parent requested that DLJ perform certain valuation analyses with respect to the Company and make a presentation to the management of Parent at a meeting held on April 6, 1999. Parent did not request that DLJ provide any opinion as to the fairness of the Offer to Parent or its stockholders, the Company or the holders of the Publicly-held Shares or perform any independent examination or investigation of the Company's business or assets. DLJ's presentation does not constitute a recommendation to the holders of the Publicly-held Shares, as to whether such stockholders should or should not tender the Shares pursuant to the Offer. The Company had no role in Parent's selection of DLJ or in formulating any of the terms under which DLJ was to prepare its presentation.

    Parent selected DLJ as its financial advisor because DLJ is an internationally recognized investment banking firm that has substantial experience in the natural gas industry and is familiar with Parent and its businesses. DLJ was not retained as an advisor or agent to the stockholders of Parent or any other person. As part of its investment banking business, DLJ is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Parent did not impose any restrictions or limitations upon DLJ with respect to the investigations made or the procedures followed by DLJ in preparing the DLJ valuation, analysis and presentation.

    In preparing its valuation, analysis and presentation, DLJ reviewed financial and other information that was publicly available or furnished to DLJ by members of Parent's management who monitor the operations of the Company, including information provided during discussions with Parent's management. Included in the information provided by Parent and the Company were certain financial projections of the Company prepared by the management of the Company. In addition, DLJ compared certain financial and securities data of the Company with publicly available information concerning various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of the Shares, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of preparing the DLJ presentation.

    In preparing its presentation, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources, that was provided to it by Parent or Parent's representatives, or that was otherwise reviewed by DLJ. DLJ did not assume responsibility for making any independent evaluation of the assets or liabilities of the Company, or for making any independent verification of the information reviewed by DLJ. The DLJ presentation was necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, the date of the DLJ presentation.

    At the April 6, 1999 meeting with Parent management, DLJ, in order to assist the Parent management in its consideration of the Offer, delivered a written and oral presentation analyzing from a financial point of view the consideration to be offered to the holders of the Publicly-held Shares pursuant to the Offer. DLJ, prior to making its oral presentation to Parent management, distributed to the members of Parent management copies of its written presentation. In delivering its presentation to Parent management, DLJ discussed certain financial and comparative analyses contained in its written presentation and other matters it deemed relevant. Among various analyses that DLJ presented to the Parent Board were the following:

    COMPARABLE COMPANY ANALYSIS. DLJ analyzed publicly available selected historical and projected operating information, stock market data and financial ratios for two publicly traded natural gas gathering, transportation and marketing companies ("GTM Companies"). The GTM Companies were Mitchell Energy & Development Corp. and Western Gas Resources, Inc. DLJ analyzed the enterprise value of each of the GTM Companies, measured as a multiple of selected financial data, and the equity value of each of the GTM Companies (using the stock prices as of April 1, 1999) measured as a multiple of selected financial data. Enterprise value is defined as equity value plus total debt plus the liquidation value of the preferred stock, if any, plus the value of minority interests, if any, minus cash and short-term investments. In examining the GTM Companies, DLJ compared the enterprise value of the companies to each company's respective 1998 EBITDA and projected 1999 EBITDA. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. DLJ also analyzed the equity value of the companies to each company's respective 1998 net income, projected 1999 net income, 1998 CFFO and projected 1999 CFFO. CFFO is defined as cash flow from operations. DLJ's analysis of the GTM Companies yielded the following averages: a 1998 EBITDA multiple of 7.5x, compared to 9.7x for the Company; a 1999 EBITDA multiple of 7.7x, compared to 7.6x for the Company; a 1998 CFFO multiple of 4.3x, compared to 6.3x for the Company; and a 1999 CFFO multiple of 5.1x, compared to 5.0x for the Company. DLJ's analysis of the equity value of the GTM Companies as a multiple of each company's respective 1998 net income and projected 1999 net income did not yield any meaningful results.

    DLJ then calculated the estimated per share equity value of the Company by applying the Company's actual and certain forecasted financial results to the high, low and average multiples derived from its analysis of the GTM Companies. Based on this analysis, DLJ calculated a range of estimated per Share value of $3.93 to $7.39.

    COMPARABLE MERGER AND ACQUISITION ANALYSIS. DLJ reviewed publicly available information for a number of selected mergers and acquisitions transactions in the natural gas gathering, transportation and marketing industry (the "M&A Transactions"). The acquisitions (acquiror/acquired company) were: (i) Panhandle Eastern Pipe Line/Texas Eastern Transmission Corporation; (ii) Tejas Gas Corporation/ Acadian Gas Group; (iii) Sonat Inc./North Carolina Natural Gas Corporation; (iv) Transok Incorporated/ TEX/CON-Gas Transmission; (v) Enron Gas Services Corp./Louisiana Resources Company; (vi) Tejas Gas Corporation/Exxon Corporation's Texas & Louisiana Gas Pipeline; (vii) Equitable Pipeline Company/ Louisiana Intrastate Gas Company, L.L.C.; (viii) ANR Pipeline Company (Coastal
Corp)/Arkla Inc's-natural gas business; (ix) Associated Natural Gas Incorporated/Grand Valley; (x) K N Energy, Inc./ American Oil and Gas Company;
(xi) Natural Gas Clearinghouse/Trident NGL Holdings, Inc.; (xii) Panhandle Eastern Corporation/Associated Natural Gas Corporation; (xiii) The Williams Companies, Inc./ Transco Energy Company; (xiv) LG&E Energy Corporation/Hadson Corporation; (xv) El Paso Natural Gas Company/Eastex Energy Incorporated; (xvi) Tejas Power Corporation/certain of Seagull Energy Corporation's natural gas gathering systems and a gas processing plant; (xvii) The Williams Companies, Inc./Tenneco Inc.'s Kern River Pipeline; (xviii) NGC Corporation/certain of Chevron Corp.'s natural gas gathering and processing affiliates; (xix) Texas Utilities Company/ENSERCH Corporation; (xx) Tejas Gas Corporation/Transok Incorporated; (xxi) El Paso Energy Corporation/Tenneco Inc.'s energy business;
(xxii) Houston Industries Incorporated/NorAm Energy; (xxiii) Pacific Gas Transmission Company/Teco Pipeline Company (TRT Holdings); (xxiv) Duke Power Company/PanEnergy Corp.; (xxv) Transcanada Pipelines Ltd./Enron Louisiana Energy Company; (xxvi) PG&E Corporation/Valero Natural Gas Company; (xvii) PacifiCorp/TPC Corporation; (xxviii) Midcoast Energy Resources Incorporated/Atrion Corporation's natural gas pipeline; (xxix) Shell Oil Company (Royal Dutch Petroleum Company)/Tejas Gas Corporation; (xxx) Kinder Morgan Energy Partners/Santa Fe Energy Resources, Inc.; (xxxi) Koch Midstream Enterprises, Inc. (affiliate of Koch Industries, Inc.)/Delhi Gas Pipeline Corporation and Delhi Group; (xxxii) K N Energy, Inc./Midcon Corp. (Occidental Petroleum Corporation); (xxxiii) El Paso Natural Gas Company/DeepTech International Inc.; (xxxiv) Duke Energy Corporation/Union Pacific Resources Company; (xxxv) CMS Energy Corporation/PanEnergy Corporation; and (xxxvi) El Paso Energy Corporation/Cornerstone Natural Gas.

    In examining these acquisitions, DLJ analyzed the enterprise value of the acquired company implied by each of these transactions measured as a multiple of LTM EBITDA. LTM is defined as latest twelve months. DLJ's analysis of enterprise value as a multiple of LTM EBITDA yielded a range of 4.3x to 13.1x with an average of 9.4x. DLJ also analyzed the equity value of the acquired company implied by each of these transactions as a multiple of LTM net income. DLJ's analysis of equity value as a multiple of LTM net income yielded a range 9.2x to 46.4x, with an average of 25.2x.

    DLJ then calculated the estimated per share equity value of the Company by applying the Company's actual and certain forecasted financial results to the high, mean, median and low multiples derived from its analysis of the M&A Transactions. Based on this analysis, DLJ calculated a range of estimated per Share value of $4.18 to $6.64.

    PREMIUMS PAID ANALYSIS. DLJ determined the implied premium based on the consideration over the closing prices one day and one month prior to the announcement date of transactions in which a parent company acquired the publicly-held shares of its subsidiary, which subsidiaries are not necessarily comparable to the Company. The average premiums for the selected transactions over the closing prices, one day prior to the announcement dates were 23.1% for all stock deals, 27.0% for all cash deals and 26.2% for all deals. The average premiums for the selected transactions over the closing prices, one month prior to the announcement dates were 28.4% for all stock deals, 32.9% for all cash deals and 31.4% for all deals, respectively. The premiums derived based on the Offer of $8.00 per Share and the Company's stock price one day and one month prior to November 12, 1998 were 23.1% and 61.9%, respectively.

    DISCOUNTED CASH FLOW ANALYSIS. DLJ performed a discounted cash flow ("DCF") analysis of the Company using projections and assumptions, as of January 20, 1999, provided by the Company. The DCFs for the Company were estimated using discount rates ranging from 9.0% to 13.0% and estimated terminal EBITDA multiples in 2003 for the Company ranging from 6.0x to 8.0x. This analysis yielded a per Share value ranging from approximately $6.22 to $11.31.

    STOCK PRICE HISTORY. DLJ examined the history of the daily closing prices for the Shares for the latest 12-month period ended April 1, 1999. DLJ also compared the closing prices for the Shares with the closing prices for common stock of Western Gas Resources, Inc., Dynegy Inc., MarkWest Hydrocarbon, Inc., Questar Corp. and Mitchell Energy & Development Corp. (together, the "Peer Group"). DLJ's examination of such historical stock prices revealed an average drop in the stock prices of the Peer Group of approximately 50.0% over such one-year period.

    The summary set forth above does not purport to be a complete description of the analyses performed by DLJ but describes, in summary form, the principal elements of the presentation made by DLJ to the management of Parent on April 6, 1999. The preparation of the presentation made by DLJ involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such a presentation is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the valuation of the Company and to add to the total mix of information available. DLJ did not assign relative weights to any of its analyses in preparing its presentation. Accordingly, notwithstanding the separate factors summarized above, DLJ has indicated to Parent that it believes that its analyses must be viewed in light of each other, that all analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the process underlying the DLJ presentation. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

    In the ordinary course of business, DLJ and its affiliates may own or actively trade the securities of Parent and the Company for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in Parent's or the Company's securities. DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. DLJ has performed investment banking and other services for Parent in the past, including (i) acting as co-manager in a $115 million senior notes offering for Parent in 1997 and (ii) acting as lead manager in a $205 million exchange offer for Parent in 1999. DLJ has received usual and customary compensation for its past services for Parent.

    The full text of DLJ's written presentation delivered to the management of Parent has been included as Exhibit (b) to the Schedule 13E-3, and the foregoing summary is qualified in its entirety by reference to such exhibit. For a description of the fees payable to DLJ in connection with its engagement, see "The Tender Offer--Fees and Expenses." The full text of DLJ's written presentation will be available for inspection and copying at the principal executive offices of Parent during regular business hours by any holder of Shares or such holder's representative who has been so designated in writing. Also, a copy of DLJ's written presentation will be delivered to any holder of Shares or such holder's representative who has been so designated in writing upon written request and at the expense of such holder.

FORWARD LOOKING STATEMENTS

    THE MATTERS DISCUSSED UNDER THE HEADINGS "THE TENDER OFFER--CERTAIN INFORMATION CONCERNING THE COMPANY;" "SPECIAL FACTORS--BACKGROUND OF THE OFFER;" "--FAIRNESS OF THE OFFER;" AND "--ANALYSIS OF FINANCIAL ADVISOR TO PARENT" CONTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. STOCKHOLDERS ARE CAUTIONED THAT, IN ADDITION TO THE OTHER FACTORS SET FORTH UNDER THE HEADINGS "SPECIAL FACTORS--BACKGROUND OF THE OFFER;" "--FAIRNESS OF THE OFFER;" AND "--ANALYSES OF FINANCIAL ADVISOR TO PARENT," THE FOLLOWING FACTORS MAY CAUSE THE COMPANY'S ACTUAL FINANCIAL PERFORMANCE TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN SUCH FORWARD-LOOKING STATEMENTS: (I) THE ABILITY TO INCREASE TRANSMISSION, GATHERING, PROCESSING AND SALES VOLUMES; (II) THE DEPLETION OF EXISTING VOLUMES WITHOUT THE ADDITION OF FUTURE GAS SUPPLIES;
(III) THE AVAILABLE NUMBER OF DRILLING LOCATIONS IN CLOSE PROXIMITY TO THE EXISTING GAS SUPPLIES AND THE RELATED ECONOMIC RESERVES OF THESE DRILLING LOCATIONS; (IV) THE SUCCESS OF GROWTH STRATEGIES THROUGH ACQUISITION, INTERNAL PROJECT DEVELOPMENT AND INVESTMENTS IN JOINT VENTURES; (V) THE COMPANY'S ABILITY TO COMPETE WITH OTHER ENERGY ENTERPRISES WHICH MAY BE LARGER, OFFER MORE SERVICES AND POSSESS GREATER RESOURCES; (VI) THE PRICES OF NATURAL GAS, NATURAL GAS LIQUIDS ("NGLS") AND COMPETITIVE FUELS AND FEEDSTOCKS; AND (VII) RISKS INCIDENT TO THE GATHERING, TRANSPORTATION, PROCESSING AND STORAGE OF NATURAL GAS AND NGLS, SUCH AS EXPLOSIONS, PRODUCT SPILLS, LEAKS AND FIRES.

PURPOSE AND STRUCTURE OF THE OFFER; PLANS FOR THE COMPANY AFTER THE OFFER

    PURPOSE. The purpose of the Offer is to enable Parent to acquire the entire equity interest in the Company. Parent desires to own the Publicly-held Shares at this time to fully integrate the Company's operations into Parent's existing wholly-owned gas marketing and trading business. Full integration will allow Parent to achieve additional operating efficiencies and will provide the flexibility to respond quickly to changes in an increasingly competitive industry. See "Plans for the Company after the Offer" below.

    STRUCTURE. The Offer is structured so that no approval of the holders of the Publicly-held Shares (other than satisfaction of the Minimum Condition) or of the Company Board or any committee thereof is required. Purchaser will, subject to the conditions of the Offer, accept for payment Shares properly tendered in accordance with this Offer to Purchase and the Letter of Transmittal.

    PLANS FOR THE COMPANY AFTER THE OFFER. Depending upon the number of Shares purchased pursuant to the Offer and the aggregate market value of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing for quotation on the New York Stock Exchange and may, upon the initiative of the New York Stock Exchange, be delisted therefrom. The New York Stock Exchange published guidelines indicate that the New York Stock Exchange would consider delisting the Shares if, among other things, the number of holders of Shares should fall below 1,200 and the average monthly trading volume is less than 100,000 Shares or if the number of Publicly-held Shares should fall below 600,000 or if the aggregate market value of the Publicly-held Shares should fall below $8,000,000. In the event that the Shares are no longer listed for quotation on the New York Stock Exchange, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of holders of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of shares under the Exchange Act, as described below, and other factors. To the extent the Shares are delisted from the New York Stock Exchange, the market for Shares would likely be affected adversely. Further, Purchaser cannot predict whether a reduction in the number of Shares that might otherwise trade publicly, if any, as a result of the Offer, would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. See "The Tender Offer--Certain Effects of the Transaction."

    Following consummation of the Offer, Parent currently intends to have the Company consummate the Second Step Merger. In such event, in accordance with the relevant provisions of the DGCL, Purchaser would be merged with and into the Company. The purpose of the Second Step Merger would be to acquire all Publicly-held Shares not tendered and purchased pursuant to the Offer or otherwise directly or indirectly held by Purchaser or Parent. In the Second Step Merger, each then-outstanding Share (other than Shares owned by the Company as treasury stock, Shares directly or indirectly owned by Parent or Purchaser, or Shares with respect to which appraisal rights are properly exercised under Delaware law) would be converted into the right to receive the Merger Consideration. See "Special Factors--Appraisal Rights in the Merger." Following consummation of the Second Step Merger, the Company would continue as the Surviving Corporation and would be an indirect wholly-owned subsidiary of Parent.

    If Purchaser owns at least 90% of the outstanding Shares following consummation of the Offer (assuming the transfer of the Shares currently directly or indirectly owned by the Parent to Purchaser), Purchaser would have the ability to consummate the Second Step Merger without a meeting or vote of the Company Board or of the stockholders of the Company pursuant to the "short form" merger provisions of Section 253 of the DGCL. In such circumstances, Purchaser currently intends to so effectuate the Second Step Merger as soon as practicable.

    If Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, consummation of the Second Step Merger would require the approval by the Company Board of a Merger Agreement and the adoption of a Merger Agreement by the holders of at least 80% of the outstanding Shares. If Parent and Purchaser own less than 90% of the outstanding Shares following consummation of the Offer, Parent and Purchaser currently intend to either (i) promptly use their best efforts to take such steps as are necessary to cause the Second Step Merger to be effective pursuant to a Merger Agreement, including voting the Shares owned by them for adoption of the Merger Agreement, which will, if the Shares remain registered under the Exchange Act, require filing with the Commission certain disclosure materials prior to adoption of the Second Step Merger by the Company's stockholders, or (ii) for an indeterminate period, delay the Second Step Merger and engage in certain open market or privately negotiated purchases, at prices which may be greater or less than the Offer Price, in order to increase Parent and Purchaser's combined ownership to or above 90% of the outstanding Shares, so as to enable Purchaser to effect the Second Step Merger as a "short form" merger. Any such acquisition of Shares by Purchaser would have to be made in accordance with applicable legal requirements, including those of Regulation 13D and Rules 10b-18 and 13e-3 under the Exchange Act. See "The Tender Offer-- Certain Effects of the Transaction." As a consequence, no assurance can be given as to whether or when Purchaser will cause the Second Step Merger to be consummated and, similarly, no assurance can be given as to whether or when the Merger Consideration will be paid to stockholders who do not tender their Shares in the Offer. In no event will any interest be paid on the Merger Consideration. After completion or termination of the Offer, Parent and Purchaser also reserve the right, but have no current intention, to sell Shares in open market or negotiated transactions.

    Purchaser is not offering to acquire outstanding Company Options in the Offer. Each holder of a Company Option that is vested or becomes vested prior to the expiration of the Offer may exercise such Company Option prior to the consummation of the Offer and the Shares received upon such exercise may be tendered pursuant to the Offer. It is Parent's intention that action be taken in accordance with the Company's benefit plans so that immediately prior to the consummation of the Second Step Merger each unexpired Company Option, whether vested or unvested, and each outstanding SAR will be cancelled and will entitle each holder thereof, in settlement therefor, to receive either (i) a Parent Option to acquire a number of Parent Shares equal to (a) the number of shares subject to such Company Option or SAR multiplied by (b) the Conversion Fraction (defined below) or (ii) a number of Parent Restricted Shares with a value as of the closing date of the Second Step Merger equal to the value of the Company Options and SARs as of the closing date of the Second Step Merger as determined by a commonly accepted valuation. The exercise price applicable to such Parent Option would be equal to (x) the exercise price applicable to the Company Option or the fair market value of the shares of Company common stock on the date the SAR was granted divided by (y) the Conversion Fraction. The Conversion Fraction would have a numerator equal to the Merger Consideration (per share) and a denominator equal to the closing price for Parent's Shares on the day the Second-Step Merger becomes effective.

    In addition, in connection with the Second Step Merger either (i) all restrictions on the Company Restricted Shares will lapse pursuant to the terms of the Company's benefit plans or (ii) all Company Restricted Shares will be exchanged for Parent Restricted Shares. If the restrictions on the Company Restricted Shares lapse prior to the Second Step Merger, such Company Restricted Shares (other than Company Restricted Shares with respect to which appraisal rights are properly exercised under Delaware law) will be converted into the right to receive the Merger Consideration. If the Company Restricted Shares are exchanged for Parent Restricted Shares, each Company Restricted Share will be exchanged for a Parent Restricted Share with a value as of the closing date of the Second Step Merger equal to the value of the Company Restricted Share as of the closing date of the Second Step Merger as determined by a commonly accepted valuation.

    Following the Second Step Merger, the Company would be a wholly-owned, indirect subsidiary of Parent. Parent and Purchaser currently intend to seek to retain all management and other personnel employed by the Company, to retain the Company's headquarters and other facilities at their present locations, and, except as described below, continue the Company's employee benefit plans for the foreseeable future. Parent currently intends to terminate the Company's stock option plans, SAR plans and restricted stock plans and include appropriate employees in Parent's stock incentive plan. Because of differences in the policies under which the plans are operated, this change could result in Parent options being granted to fewer Company employees and in smaller amounts than under the past operation of the Company's stock option plans. Parent currently intends to continue to maintain the Company as an indirect subsidiary. Parent may consolidate certain administrative functions currently conducted by Company personnel. No assurance can be given, however, that the Parent will not change its present plans with regard to the Company. See "Special Factors--Background of the Offer."

    Except as otherwise described in this Offer to Purchase, Parent, Aquila and Purchaser have no current plans or proposals which relate to or would result in:
(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (b) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (c) any change in the present Company Board or management of the Company, including, but not limited to, any plans or proposals to change the number or term of directors, to fill any existing vacancy on the Company Board or to change any material term of the employment contract of any executive officer; (d) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company; (e) any other material change in the Company's corporate structure or business; (f) a class of securities of the Company to be delisted from the New York Stock Exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (g) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (h) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

    The following is a summary of the principal federal income tax consequences of the Offer and the Second Step Merger to holders whose Shares are purchased pursuant to the Offer or whose Shares are converted to cash in the Second Step Merger (including pursuant to the exercise of appraisal rights). The discussion applies only to holders of Shares in whose hands Shares are capital assets, and may not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to holders of Shares who are in special tax situations (such as insurance companies, tax-exempt organizations, non-United States persons or persons who have engaged in "straddles" or other hedging transactions with respect to their Shares).

    THE FEDERAL INCOME TAX CONSEQUENCES SET FORTH BELOW ARE INCLUDED FOR GENERAL INFORMATIONAL PURPOSES ONLY AND ARE BASED UPON CURRENT LAW. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, EACH HOLDER OF SHARES SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISOR TO DETERMINE THE APPLICABILITY OF THE RULES DISCUSSED BELOW TO SUCH HOLDER AND THE PARTICULAR TAX EFFECTS OF THE OFFER AND THE SECOND STEP MERGER, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER INCOME TAX LAWS.

    The receipt of cash for Shares pursuant to the Offer or the Second Step Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986, as amended (the "Code"), and also may be a taxable transaction under applicable state, local, foreign and other income tax laws. In general, for federal income tax purposes, a holder of Shares will recognize gain or loss equal to the difference between his or her adjusted tax basis in the Shares and the amount of cash received therefor. Gain or loss must be determined separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction). Such gain or loss generally will be capital gain or loss provided the Shares are a capital asset in the hands of the stockholders and will be long-term capital gain or loss if, on the date of sale (or, if applicable, the date of the Second Step Merger), the Shares were held for more than one year. If a holder exercises such holder's appraisal rights and receives an amount treated as interest for federal income tax purposes, such amount will be taxed as ordinary income.

    Payments in connection with the Offer or the Second Step Merger may be subject to "backup withholding" at a rate of 31%. Backup withholding generally applies if the holder (a) fails to furnish such holder's social security number or taxpayer identification number ("TIN"), (b) furnishes an incorrect TIN, (c) is subject to backup withholding due to previous failures to include reportable interest or dividend payments on such holder's federal income tax return, or (d) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN provided is such holder's correct number and that such holder is not subject to backup withholding. Backup withholding is not an additional tax, but rather it is an advance tax payment that is subject to refund if and to the extent that it results in an overpayment of tax. Certain taxpayers are generally exempt from backup withholding, including corporations and financial institutions. Certain penalties apply for failure to furnish correct information and for failure to include reportable payments in income. Each holder of Shares should consult with his or her own tax advisor as to his or her qualification for exemption from backup withholding and the procedure for obtaining such exemption. Tendering holders of Shares may be able to prevent backup withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See "The Tender Offer-- Procedure for Tendering Shares."

APPRAISAL RIGHTS IN THE SECOND STEP MERGER

    No appraisal rights are available in connection with the Offer. If the Second Step Merger is consummated, however, record stockholders of the Company who have not tendered their Shares will have certain rights under the DGCL to an appraisal of, and to receive payment in cash of the fair value of, their Shares (the "Appraisal Shares"). Stockholders who perfect appraisal rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the fair value of their Appraisal Shares (exclusive of any element of value arising from the accomplishment or expectation of the Second Step Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value from the Surviving Corporation. In addition, such stockholders may be entitled to receive payment of a fair rate of interest from the date of consummation of the Second Step Merger on the amount determined to be the fair value of their Appraisal Shares. THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. Annex A attached to this Offer to Purchase sets forth Section 262, which will only be available in connection with the Second Step Merger.

    Under Section 262, if the Second Step Merger is submitted to the stockholders of the Company at a meeting thereof, the Company must, not less than 20 days prior to the meeting held for the purpose of obtaining stockholder approval of the Second Step Merger, notify each of the Company stockholders entitled to appraisal rights that such rights are available, and must include in such notice a copy of Section 262. If the Second Step Merger is accomplished pursuant to Section 228 or Section 253 of the DGCL, the Company, either before the effective date of the Second Step Merger or within ten days thereafter, must notify each of the stockholders entitled to appraisal rights of the effective date of the Second Step Merger and that appraisal rights are available, and must include in such notice a copy of Section 262.

    A holder of Appraisal Shares wishing to exercise such holder's appraisal rights will be required to deliver to the Company before the taking of the vote on the Second Step Merger or within 20 days after the date of mailing the notice described in the preceding paragraph, as the case may be, a written demand for appraisal of such holder's Appraisal Shares. A holder of Appraisal Shares wishing to exercise such holder's appraisal rights must be the record holder of such Appraisal Shares on the date the written demand for appraisal (as described below) is made and must continue to hold such Appraisal Shares of record through the Effective Time. Accordingly, a holder of Appraisal Shares who is the record holder of Appraisal Shares on the date the written demand for appraisal is made (if such demand is made prior to the effectiveness of the Second Step Merger), but who thereafter transfers such Appraisal Shares prior to the consummation of the Second Step Merger, will lose any right to appraisal in respect of such Appraisal Shares. A demand for appraisal must be executed by or on behalf of the stockholder of record and must reasonably inform the Surviving Corporation of the identity of the stockholder of record and that such stockholder intends thereby to demand an appraisal of the Appraisal Shares.

    A person having a beneficial interest in Appraisal Shares that are held of record in the name of another person, such as a broker, fiduciary, depository or other nominee, will have to act to cause the record holder to follow the requisite steps properly and in a timely manner to perfect appraisal rights. If the Appraisal Shares are owned of record by a person other than the beneficial owner, including a broker, fiduciary (such as trustee, guardian or custodian), depository or other nominee, the demand will have to be executed by or for the record holder. If the Appraisal Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand will have to be executed by or for all joint owners. An authorized agent, including agent for two or more joint owners, may execute a demand for appraisal for a stockholder of record, provided that the agent identified the record owner and expressly discloses that fact, in making the demand, the agent is acting as agent for the record owner. If a stockholder owns Appraisal Shares through a broker who in turn holds the shares through a central securities depository nominee such as CEDE & Co., a demand for appraisal of such shares will have to be made by or on behalf of the depository nominee and must identify the depository nominee as record holder.

    A record holder, such as a broker, fiduciary, depository or other nominee, who holds Appraisal Shares as a nominee for others, will be able to exercise appraisal rights with respect to the shares held for all or less than all of the beneficial owners of those shares as to which such person is the record owner. In such case, the written demand must set forth the number of shares covered by the demand. Where the number of shares is not expressly stated, the demand will be presumed to cover all Share standing in the name of such record owner.

    Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation or any stockholder who has complied with the statutory requirements summarized above and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Appraisal Shares. There is no present intention on the part of Purchaser to file an appraisal petition and stockholders who seek to exercise appraisal rights should not assume that Purchaser will file such a petition or that Purchaser will initiate any negotiations with respect to the fair value of such Shares. Accordingly, it will be the obligation of the stockholders seeking appraisal rights to initiate all necessary action to perfect any appraisal rights within the time prescribed in Section 262. Within 120 days after the effective date of the Second Step Merger, any stockholder who has theretofore complied with the provisions of Section 262 will be entitled, upon written request, to receive from Purchaser a statement setting forth the aggregate number of Shares not voting in favor of the Second Step Merger and with respect to which demands for appraisal were received by Purchaser and the number of holder of such Shares. Such statement must be mailed within 10 days after the written request therefor has been received by Purchaser.

    If a petition for appraisal is timely filed, after hearing on such petition, the Delaware Chancery Court will determine the stockholders entitled to appraisal rights and will appraise the fair value of their Appraisal Shares, exclusive of any element of value arising from the accomplishment or expectation of the Second Step Merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In WEINBERGER V. UOP, Inc., the Delaware Supreme Court stated that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding and that "(f)air price obviously requires consideration of all relevant factors involving the value of a company." The Delaware Supreme Court has stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which could be ascertained as of the date of the merger which may throw any light on the future prospects of the merged corporation. Section 262 provides that fair value is to be "exclusive of any element of value arising from the accomplishment or expectation of the merger." In CEDE & CO. V. TECHNICOLOR, INC., the Delaware Supreme court stated that this exclusion is a "narrow exclusion (that) does not encompass known elements of value," but which rather applies only to the speculative elements of value arising from the accomplishment or expectation of the merger. In WEINBERGER, the Delaware supreme Court construed Section 262 to mean that "elements of future value, including the nature of the enterprise, which are not known or susceptible of proof as of the date of the merger and not the product of speculation may be considered." In addition, Delaware courts have decided that the statutory appraisal remedy, depending on the factual circumstances, may not be a stockholder's exclusive remedy in connection with transactions such as a merger. Stockholders should recognize that the fair value of Appraisal Shares determined in an appraisal proceeding could be less than, the same as or more than the Merger Consideration. In addition, although Purchaser believes that the Merger Consideration is fair, it reserves the right to assert in any appraisal proceeding that, for purposes of Section 262, the fair value of the Shares is less than the Merger Consideration.

    The costs of the proceeding may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys' fees or expert witness fees. Upon application of a stockholder, the Delaware Court of Chancery may also order all or a portion of the expenses incurred by any stockholder including reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all of the Appraisal Shares entitled to appraisal.

    Any holder of Appraisal Shares who has duly demanded an appraisal in compliance with Section 262 will not, from and after the Effective Time of the Second Step Merger, be entitled to vote the Appraisal Shares subject to such demand for any purpose or to receive payment of dividends or other distributions on those Appraisal Shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the Effective Time.)

    At any time within 60 days after the effective date of the Second Step Merger, any stockholder shall have the right to withdraw its demand for appraisal and to accept the Merger Consideration. After this period, the stockholder may withdraw its demand for appraisal only with the consent of Purchaser. If any stockholder who properly demands appraisal of such holder's Appraisal Shares under Section 262 fails to perfect, or effectively withdraws or loses, such holder's right to appraisal, as provided in the DGCL, the Appraisal Shares of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose or withdraw, such stockholder's right to appraisal if, among other things, no petition for appraisal is filed within 120 days after the consummation of the Second Step Merger, or if the stockholder delivers to the Surviving Corporation a written withdrawal of such stockholder's demand for appraisal.

                                THE TENDER OFFER

TERMS OF THE OFFER

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the Expiration Date (as defined below) and not theretofore withdrawn in accordance with the terms set forth in "The Tender Offer--Withdrawal Rights." The term "Expiration Date" means 12:00 Midnight, New York City time, on Friday, May 7, 1999, unless Purchaser shall have extended the period for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. UNDER NO CIRCUMSTANCES WILL ANY INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, SATISFACTION OF THE MINIMUM CONDITION AND CERTAIN OTHER CONDITIONS. SEE "THE TENDER OFFER--CERTAIN CONDITIONS OF THE OFFER."

    THE OFFER IS NOT CONDITIONED ON THE AVAILABILITY OF FINANCING OR ON THE APPROVAL OF THE COMPANY BOARD OR ANY COMMITTEE THEREOF.

    Purchaser reserves the right (but shall not be obligated), in accordance with applicable rules and regulations of the Commission, to waive any condition of the Offer. If any of the conditions described in "The Tender Offer--Certain Conditions of the Offer" have not been satisfied by 12:00 Midnight, New York City time, on Friday, May 7, 1999 (or any other time then set as the Expiration
Date), Purchaser may elect to (1) extend the Offer and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, (2) subject to complying with applicable rules and regulations of the Commission, waive such conditions and accept for payment all Shares so tendered and not extend the Offer or (3) terminate the Offer, not accept for payment any Shares and return all tendered Shares to tendering stockholders. Assuming the prior satisfaction or waiver of the conditions of the Offer and subject to the preceding sentence, Purchaser will, and Parent will cause Purchaser to, accept for payment and pay for Shares validly tendered and not withdrawn pursuant to the Offer as soon as legally permitted after the commencement thereof.

    Purchaser reserves the right (but will not be obligated), at any time or from time to time in its sole discretion, to extend the period during which the Offer is open by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Purchaser will exercise its right to extend the Offer. Any extension of the period during which the Offer is open, delay in acceptance for payment of the Shares or payment, termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date in accordance with the public announcement requirements of Rules 14d-4(c) and 14e-1(d) under the Exchange Act. Without limiting the obligation of Purchaser under such rules or the manner in which Purchaser may choose to make any public announcement, Purchaser currently intends to make announcements by issuing a press release to Business Wire and making any appropriate filing with the Commission.

    Subject to the applicable rules and regulations of the Commission, Purchaser also expressly reserves the right, at any time and from time to time, (i) to delay payment for any Shares regardless of whether such Shares were theretofore accepted for payment or to terminate the Offer and not to accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in "The Tender Offer--Certain Conditions of the Offer," by giving oral or written notice of such delay or termination to the Depositary and (ii) to amend the Offer in any respect. Purchaser's right to delay payment for any Shares or not to pay for any Shares theretofore accepted for payment is subject to the applicable rules and regulations of the Commission, including Rule 14e-1(c) of the Exchange Act, relating to Purchaser's obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer.

    If Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Purchaser will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act or otherwise. The minimum period during which a tender offer must remain open following material changes in the terms of the Offer or the information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the changes in such terms or information. With respect to a change in price or a change in percentage of securities sought, an extension of a minimum of ten business days is generally required to allow for adequate dissemination to stockholders and investor response.

    Requests have been made to the Company for use of the Company's stockholder list and security position listings for disseminating the Offer to holders of Shares and communicating with holders of Shares in connection with the Offer. This Offer to Purchase and related Letter of Transmittal and other relevant materials have been mailed to record holders of Shares, and have been furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will accept for payment, and will pay for, all Shares validly tendered prior to the Expiration Date and not theretofore withdrawn in accordance with the terms set forth in "The Tender Offer--Withdrawal Rights" promptly after the latest to occur of (a) the Expiration Date, (b) the satisfaction of the Minimum Condition, and (c) subject to compliance with the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, the satisfaction or waiver of the other conditions to the Offer set forth under "The Tender Offer--Certain Conditions of the Offer." Subject to such compliance, Purchaser expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the Share certificates or timely confirmation (a "Book-Entry Confirmation") of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in "The Tender Offer--Procedure for Tendering Shares," (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees, or in the case of the book-entry transfer, an Agent's Message (as defined below) and (iii) any other documents required by the Letter of Transmittal. The term "Agent's Message" means a message transmitted by a Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that Purchaser may enforce such agreement against the participant.

    For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, the Shares validly tendered to Purchaser and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser's acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from Purchaser and transmitting such payment to tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, Purchaser's obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Purchaser is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Purchaser's rights under "The Tender Offer--Terms of the Offer," the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and, subject to compliance with the applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act, such Shares may not be withdrawn, except to the extent that the tendering stockholders are entitled to withdrawal rights as described in "The Tender Offer--Withdrawal Rights" below. UNDER NO CIRCUMSTANCES WILL ANY INTEREST BE PAID ON THE OFFER PRICE FOR TENDERED SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN MAKING SUCH PAYMENT.

    If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason or if certificates are submitted representing more Shares than are tendered, certificates representing such unpurchased or untendered Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer to the Book-Entry Transfer Facility, such Shares will be credited to an account maintained within the Book-Entry Transfer Facility) as promptly as practicable following the expiration, termination or withdrawal of the Offer.

    Purchaser reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its affiliates the right to purchase Shares tendered pursuant to the Offer, but any such transfer or assignment will not relieve Purchaser of its obligations under the Offer or prejudice the rights of tendering stockholders to receive payment for Shares validly tendered and accepted for payment.

PROCEDURE FOR TENDERING SHARES

    VALID TENDERS. For Shares to be validly tendered pursuant to the Offer, a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or in the case of a book entry transfer, an Agent's Message, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure set forth below. In addition, either (i) certificates representing such Shares must be received by the Depositary along with the Letter of Transmittal or such Shares must be tendered pursuant to the procedure for book-entry transfer set forth below, and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the guaranteed delivery procedure set forth below must be complied with. No alternative, conditional or contingent tenders will be accepted. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH THE BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    BOOK-ENTRY TRANSFER. The Depositary will make a request to establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in Book-Entry Transfer Facility's system may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Shares may be effected through book-entry at the Book-Entry Transfer Facility prior to the Expiration Date, (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with any required signature guarantees, or an Agent's Message in connection with a book-entry transfer, and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedures described below must be complied with.

    SIGNATURE GUARANTEES. Signatures on the Letter of Transmittal must be guaranteed by a member in good standing of the Securities Transfer Agents Medallion Program, or by any other bank, broker, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being referred to as an "Eligible Institution" and, collectively, as "Eligible Institutions"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box labeled "Special Delivery Instructions" or the box labeled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of any Eligible Institution. If the certificates evidencing Shares are registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made, or delivered to, or certificates for unpurchased Shares are to be issued or returned to, a person other than the registered owner or owners, then the tendered certificates must be endorsed or accompanied by duly executed stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates, with the signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

    GUARANTEED DELIVERY. If a stockholder desires to tender Shares pursuant to the Offer and such stockholder's certificates for Shares are not immediately available or time will not permit all required documents to reach the Depositary prior to the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are duly complied with:

    (i) the tender is made by or through an Eligible Institution;

    (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Purchaser herewith, is received by the Depositary, as provided below, prior to the Expiration Date; and

   (iii) the certificates for all tendered Shares, in proper form for transfer (or a Book-Entry Confirmation), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message and any other documents required by the Letter of Transmittal, are received by the Depositary within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery. A "New York Stock Exchange trading day" is any day on which The New York Stock Exchange is open for business.

    The Notice of Guaranteed Delivery may be delivered by hand, or may be transmitted by telegram, facsimile transmission or mail, to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery.

    THE METHOD OF DELIVERY OF SHARES, THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH THE BOOK-ENTRY TRANSFER FACILITY, IS AT THE OPTION AND RISK OF THE STOCKHOLDER TENDERING SUCH SHARES. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED IS RECOMMENDED.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer will in all cases be made only after timely receipt by the Depositary of (i) certificates for such Shares or a Book-Entry Confirmation, (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with all required signature guarantees or, in the case of book-entry transfer, an Agent's Message, and (iii) any other documents required by the Letter of Transmittal.

    BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent backup federal income tax withholding with respect to payment of the Offer Price of Shares purchased pursuant to the Offer, each tendering stockholder must provide the Depositary with his or her correct Tax Identification Number and certify that such stockholder is not subject to backup federal income tax withholding by completing the Substitute

Form W-9 included in the Letter of Transmittal. See "Special Factors--Certain United States Federal Income Tax Consequences" of this Offer to Purchase and Instruction 10 of the Letter of Transmittal. If the stockholder is a nonresident alien or foreign entity not subject to back-up withholding, the stockholder must give the Depositary a completed Form W-8 Certificate of Foreign Status prior to receipt of any payments.

    DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion, and its determination will be final and binding on all parties. Purchaser reserves the absolute right to reject any or all tenders of any Shares that are determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the tender of any Shares. Purchaser's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Purchaser, Aquila, Parent, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

    APPOINTMENT; RELEASE. By executing the Letter of Transmittal as set forth above (including through delivery of an Agent's Message), a tendering stockholder irrevocably appoints designees of Purchaser as such stockholder's attorneys-in-fact and proxies, each with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser (and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares on or after April 9, 1999). All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. This appointment is effective upon the acceptance for payment of the Shares by Purchaser. Upon acceptance for payment, all prior powers of attorney and proxies given by the stockholder with respect to such Shares or other securities or rights will, without further action, be revoked, and no subsequent proxies may be given or written consent executed (and if given or executed will not be deemed effective). The designees of Purchaser will, with respect to the Shares and other securities or rights, be empowered to exercise all voting and other rights of such stockholder as they in their sole judgment deem proper in respect of any annual or special meeting of the Company's stockholders, any adjournment or postponement thereof, actions by written consent in lieu of any such meeting or otherwise. Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser's acceptance for payment for such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares, including voting at any meeting of stockholders (whether annual or special or whether or not adjourned) or acting by written consent without a meeting in respect of such Shares.

    A tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty that (i) such stockholder has the full power and authority to tender, sell, assign and transfer the tendered Shares (and any and all other Shares or other securities issued or issuable in respect of such Shares on or after April 9, 1999); and (ii) when the same are accepted for payment by Purchaser, Purchaser will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

    By accepting the Offer through the tender of Publicly-held Shares and the receipt of payment for Publicly-held Shares, a tendering stockholder is (under Parent's and Purchaser's view of applicable law) barred from thereafter attacking in any legal proceeding the fairness of the consideration received by stockholders in the Offer. For this reason, the Letter of Transmittal to be executed by tendering stockholders includes a release of any such claims, which will be effective upon receipt of payment for Publicly-held Shares.

WITHDRAWAL RIGHTS

    Except as otherwise provided in this section, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date, and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after June 8, 1999. If purchase of or payment for Shares is delayed for any reason or if Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to Purchaser's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of Purchaser, and may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in this section, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the offer.

    For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution, the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in "The Tender Offer--Procedure for Tendering Shares", any notice of withdrawal also must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Purchaser in its sole discretion, and its determination will be final and binding on all parties. None of Purchaser, Aquila, Parent, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal, or incur any liability for failure to give any such notification. Any Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in "The Tender Offer--Procedure for Tendering Shares."

PRICE RANGE OF THE SHARES; DIVIDENDS

    According to the Company's 10-K, the Shares are quoted on The New York Stock Exchange under the symbol "AQP." The following table sets forth, for the periods indicated, the dividends paid on the Shares and the reported high and low sales prices of the Shares on the New York Stock Exchange as reported in the Company's 10-K with respect to periods occurring in 1997 and 1998 and as reported by IDD Information Services for the first quarter of 1999:

                                                                                                  DIVIDENDS
                                                                                                   PAID
                                                                                                    PER
                                                                                 HIGH      LOW     SHARE
                                                                                -------  -------  -------
1997:
  First Quarter................................................................ $15 5/8  $12 1/2  $.0125
  Second Quarter............................................................... $15 1/4  $13 1/4  $.0125
  Third Quarter................................................................ $14      $ 9 5/8  $.0125
  Fourth Quarter............................................................... $14 5/16 $12 7/16 $.0125

1998:
  First Quarter................................................................ $16 3/8  $10      $.0125
  Second Quarter............................................................... $19      $11 5/16 $.0125
  Third Quarter................................................................ $12 9/16 $ 6      $.0125
  Fourth Quarter............................................................... $ 8 11/16 $ 4 5/8 $.0125

1999:
  First Quarter................................................................ $ 9      $ 7 1/4  $.0125

    According to published sources, on November 11, 1998, the last full trading day prior to Parent's public announcement of the Proposal, the closing price of the Shares on the New York Stock Exchange was $6.50 per Share. STOCKHOLDERS ARE URGED TO OBTAIN A CURRENT MARKET QUOTATION FOR THE SHARES.

    The majority of the Company's earnings are generated by Aquila Southwest Energy Corporation ("Aquila Southwest"), a wholly-owned subsidiary of the Company. The amount available for the payment of dividends to the Company by Aquila Southwest under the financial covenants contained in the indenture governing the 8.29% Senior Notes due 2002 of Aquila Southwest ("8.29% Senior Notes") is limited. These covenants provide that no dividends may be paid by Aquila Southwest unless (i) there are no existing defaults under the indenture,
(ii) Aquila Southwest's ratio of consolidated debt to consolidated capitalization does not exceed .55 to 1.0 through December 31, 1995 and thereafter, (iii) the pro forma fixed charges coverage ratio is not less than
1.5 to 1.0, and (iv) the aggregate dividend payment does not exceed the sum of
(a) 50% of consolidated net income from July 1, 1992 through December 31, 1995, plus (b) increasing percentages of net income subsequent to December 31, 1995, plus (c) the net cash proceeds from the sale of Aquila Southwest stock after June 30, 1992, plus (d) the net cash proceeds from the conversion of any convertible debt securities. Accordingly, there can be no assurance that dividends will be paid by the Company in the future.

CERTAIN EFFECTS OF THE TRANSACTION

    EFFECT UPON THE SHARES. The purchase of Publicly-held Shares by Purchaser pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and will reduce the number of holders of Shares, which could adversely affect the liquidity and market value of the remaining Publicly-held Shares. According to the Company's 10-K, as of March 18, 1999 there were approximately 99 stockholders of record and approximately 1,300 beneficial owners of the Shares.

    Depending upon the number of Shares purchased pursuant to the Offer and the aggregate market value of any Shares not purchased pursuant to the Offer, the Shares may no longer meet the standards for continued listing for quotation on the New York Stock Exchange and may, upon the initiative of the New York Stock Exchange, be delisted therefrom. The New York Stock Exchange published guidelines indicate that the New York Stock Exchange would consider delisting the Shares if, among other things, the number of holders of Shares should fall below 1,200 and the average monthly trading volume is less than 100,000 Shares or if the number of Publicly-held Shares should fall below 600,000 or if the aggregate market value of the Publicly-held Shares should fall below $8,000,000.

    In the event that the Shares are no longer included in the New York Stock Exchange, it is possible that the Shares would continue to trade in the over-the-counter market and that price quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would, however, depend on the number of holders of Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration of the Shares under the Exchange Act, as described below, and other factors. To the extent the Shares are delisted from quotation on the New York Stock Exchange, the market for the Shares would likely be affected adversely. Further, Purchaser cannot predict whether the reduction in the number of Shares that might otherwise trade publicly, if any, as a result of the Offer would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price. If the Shares are delisted because of a decline in the number of stockholders or publicly held shares, Company Restricted Shares granted under the Company's 1994 Restricted Stock Plan will vest.

    The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the Commission if there are fewer than 300 holders of record of Shares. If such registration were terminated, the Company would no longer legally be required to disclose publicly in proxy materials distributed to stockholders the information which it now must provide under the Exchange Act or to make public disclosure of financial and other information in annual, quarterly and other reports required to be filed with the Commission under the Exchange Act; and the executive officers and directors of the Company and beneficial owners of more than 10% of the Shares would no longer be subject to the "short-swing" insider trading reporting and profit recovery provisions of the Exchange Act. Furthermore, if such registration were terminated, persons holding "restricted securities" of the Company may be deprived of their ability to dispose of such securities under Rule 144 or 144A promulgated under the Securities Act of 1933, as amended.

    If the registration of the Shares is not terminated and the Shares are not delisted after consummation of the Offer and prior to the Second Step Merger, then the Shares will cease to be listed on the New York Stock Exchange, and the registration of the Shares under the Exchange Act will be terminated, following the Second Step Merger.

    INCREASED INTEREST IN STOCKHOLDERS' EQUITY AND NET INCOME OF THE
COMPANY. In the event that the Offer is consummated, the interest of Parent in the stockholders' equity and net income of the Company, in terms of both percentages and dollar amounts, will increase in direct proportion to the increase in the percentage of outstanding Shares owned directly or indirectly by Parent resulting from the Share acquisitions pursuant to the Offer. If all of the outstanding Shares are purchased pursuant to the Offer, Parent's beneficial interest in the stockholders' equity and net income of the Company at December 31, 1998, as reflected in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (the "Company's 10-K") would increase to 100%, or to approximately $226.8 million and approximately $4.9 million, respectively. If all of the outstanding Shares are purchased pursuant to the Offer, Purchaser's and Parent's beneficial interest in the stockholders' equity and net income of the Company at December 31, 1997, as reflected in the Company's 10-K would increase to 100%, or to approximately $223.4 million and approximately $25.2 million, respectively. See "The Tender Offer--Certain Information Concerning the Company" and "--Certain Information Concerning Parent, Aquila and Purchaser."

CERTAIN INFORMATION CONCERNING THE COMPANY

    The Company is a Delaware corporation with its principal offices located at 100 N.E. Loop 410, Suite 1000, San Antonio, Texas 78216-4754. The following description of the Company's business has been taken from and is qualified in its entirety by reference to the Company's 10-K.

        Aquila Gas Pipeline Corporation (the Company) is engaged in the business of purchasing, gathering, processing, transporting and marketing natural gas and natural gas liquids (NGLs). The Company, through its direct and indirect subsidiaries, owns and/or operates an interest in eleven active natural gas gathering systems and four natural gas processing plants in Texas and Oklahoma. In addition, the Company currently owns a 35% interest in Oasis Pipe Line Company (Oasis) which owns an intrastate pipeline system that connects the Waha, Texas hub to major marketing pipelines at the Katy, Texas hub. The Company provides essential services to natural gas producers by connecting producers' wells to the Company's gathering systems, compressing and treating the natural gas, gathering the natural gas for delivery to its processing plants, processing the gas to remove NGLs and providing access for the natural gas and NGLs to various markets. The Company ranks as one of the leading independent producers of NGLs in the United States. In addition, the Company purchases, markets and arranges for delivery of natural gas outside of its pipeline systems.

        Substantially all of the Company's revenues are attributable to sales of natural gas and NGLs. These sales occur on the Company's facilities as well as on third party gathering and transport lines (off-system). The Company performs three functions that add value to the natural gas stream received at the wellhead and enable the Company to realize a profit upon such sales. First, the Company provides gathering, compression and treatment services prior to delivery of the natural gas to processing facilities or transport pipelines. Second, the Company processes natural gas at its processing facilities, thereby separating the stream into NGLs and residue gas which can generally be sold separately for a greater combined price than the price of natural gas from the wellhead. Third, the Company purchases natural gas from producers in the field and other gas marketing companies and sells natural gas to large volume customers, of which off-system sales represent 66% of the Company's operating revenues in 1998. The Company also transports third party natural gas for a fee, which presently represents less than 1% of operating revenues.

        The Company's principal assets are located in major gas producing areas in southeast Texas and western Oklahoma. The Company's Southeast Texas Pipeline System (the SETPS) is located in the Austin Chalk trend in southeast Texas and consists of approximately 2,338 miles of pipe with total gross gas throughput capacity of approximately 732 million cubic feet per day (MMcf/ d). The Company's western Oklahoma pipeline systems, located in the Anadarko Basin, consist of approximately 487 miles of pipe with total gross throughput of approximately 140 MMcf/d. The Company has several other gathering systems located in east, west and south Texas totaling approximately 578 miles of pipe with total gas throughput capacity of approximately 348 MMcf/d.

        The Company's LaGrange, Texas natural gas processing plant, which is connected to the SETPS, is one of the largest NGLs producing facilities in the United States with a gas throughput capacity of approximately 230 MMcf/d. The Company also has an interest in three additional natural gas processing plants with gas throughput capacity aggregating 268 MMcf/d.

    The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company's directors and officers (including their remuneration, stock options granted to them and shares held by them), the principal holders of the Company's securities, and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements and annual reports distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information are available for inspection and copying at the public reference facilities of the Commission located at Judiciary Plaza, 450 Fifth Street, N. W., Washington, D.C. 20549, and at the regional offices of the Commission located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of this material may also be obtained by mail, upon payment of the Commission's customary fees from the Commission's principal office at 450 Fifth Street, N. W., Washington, D.C. 20549. The Commission also maintains an Internet site on the World Wide Web at HTTP://WWW.SEC.GOV > that contains reports, proxy statements and other information. The Common Stock of the Company is traded on the New York Stock Exchange. Reports, proxy statements and other information concerning the Company should also be available for inspection at 11 Wall Street, New York, New York 10005.

    The name, address, principal occupation or employment, five-year employment history and citizenship of each director and executive officer of the Company is set forth in Schedule I hereto.

    The following tables set forth certain summary financial information with respect to the Company derived from the audited financial statements contained in the Company's 10-K. The following summary is qualified in its entirety by reference to the more comprehensive financial information included in such documents, including the financial statements and related notes contained therein as well as other documents filed by the Company with the Commission, which are available for inspection in the manner set forth above.

    ALTHOUGH NEITHER PARENT, AQUILA NOR THE PURCHASER HAS ANY KNOWLEDGE THAT ANY SUCH INFORMATION IS UNTRUE, NEITHER PARENT, AQUILA NOR THE PURCHASER TAKES ANY RESPONSIBILITY FOR THE ACCURACY OR COMPLETENESS OF INFORMATION CONTAINED IN THIS OFFER TO PURCHASE WITH RESPECT TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR AFFILIATES OR FOR ANY FAILURE BY THE COMPANY TO DISCLOSE EVENTS WHICH MAY HAVE OCCURRED OR MAY AFFECT THE SIGNIFICANCE OR ACCURACY OF ANY SUCH INFORMATION.

                                  THE COMPANY
             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

                                                                                YEAR ENDED DECEMBER 31
                                                                      -------------------------------------------
                                                                          1998           1997           1996
                                                                      -------------  -------------  -------------
                                                                                 (IN MILLIONS, EXCEPT
                                                                                 SHARE DATA AND RATIO)
INCOME STATEMENT DATA:
  Sales.............................................................  $       893.2  $     1,013.9  $       799.3
  Income from operations............................................           16.6           55.5           68.3
  Net income........................................................            4.9           25.2           32.4
  Weighted average common shares outstanding........................           29.4           29.4           29.4
  Basic earnings per common share...................................            .17            .86           1.10
  Diluted earnings per common share.................................            .17            .86           1.10
  Cash dividends declared per common share..........................            .05            .05            .05
  Ratio of earnings to fixed charges................................           1.26x          3.27x          4.27x

                                                                                      DECEMBER 31
                                                                      -------------------------------------------
                                                                          1998           1997           1996
                                                                      -------------  -------------  -------------
BALANCE SHEET DATA:
  Total assets......................................................  $       635.4  $       646.3  $       728.5
  Total assets less deferred research and development charges and
    excess cost of assets acquired over book value..................          607.6          614.4          691.2
  Short-term debt (including current maturities)....................           12.5           12.5           12.8
  Cash and Cash Equivalents.........................................            2.1            5.3           17.7
  Working Capital (deficit).........................................          (24.0)          (7.8)            .3
  Long-term debt....................................................          197.5          224.0          277.4
  Stockholders equity...............................................          226.8          223.4          199.7
  Book Value Per share..............................................           7.71           7.60           6.79

CERTAIN INFORMATION CONCERNING PARENT, AQUILA AND PURCHASER

    Parent is a Delaware corporation with its principal office located at 20 West Ninth Street, Kansas City, Missouri 64105. The Purchaser is a multinational energy and energy solutions provider headquartered in Kansas City, Missouri. The Purchaser began as Missouri Public Service Company in 1917 and reincorporated as UtiliCorp United Inc. in 1985. The Purchaser has regulated utility operations in eight states and British Columbia, Canada and nonregulated energy operations throughout the United States and in New Zealand, Australia, the United Kingdom and Canada.

    Aquila is a Delaware corporation and a wholly-owned subsidiary of the Parent with its principal office located at 2533 North 117th Avenue, Omaha, Nebraska 68164. Aquila is a natural gas and electricity marketing and trading business. Aquila was established as a separate subsidiary in 1986 to take advantage of the natural gas and electricity marketing and transportation opportunities created by the deregulation of those industries.

    Purchaser is a Delaware corporation with its principal executive offices located at 20 West Ninth Street, Kansas City, Missouri 64105. Purchaser is a wholly-owned subsidiary of Aquila which, in turn, is a wholly-owned subsidiary of Parent. Purchaser was organized for the specific purpose of acquiring the Shares and has not conducted any unrelated activities since its organization.

    The name, business address, citizenship, present principal employment or occupation and five-year employment history of each of the executive officers of Parent, Aquila and Purchaser are set forth in Schedule II hereto.

    Except as described in this Offer to Purchase, (i) none of Parent, Aquila or Purchaser nor, to the best of Parent's, Aquila's and Purchaser's knowledge, any of the persons listed in Schedule II hereto, or any associate or majority-owned subsidiary of Parent or any of the persons so listed, beneficially owns or has any right to acquire directly or indirectly any Shares or has any contract, arrangement, understanding or relationship with any other person with respect to any Shares, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any Shares, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies, and
(ii) none of Parent, Aquila or Purchaser nor, to the best knowledge of Parent, Aquila and Purchaser any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any Shares during the past 60 days.

    Except as set forth in this Offer to Purchase, since January 1, 1996, neither Parent, Aquila or Purchaser nor, to the best knowledge of Parent, Aquila or Purchaser any of the persons listed on Schedule II hereto, has had any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the Commission applicable to the Offer.

Except as set forth in this Offer to Purchase, since January 1, 1996, there have been no contacts, negotiations or transactions between Parent, Aquila, Purchaser, or any of their subsidiaries or, to the best knowledge of Parent, Aquila or Purchaser, any of the persons listed in Schedule II to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning an acquisition, consolidation or merger; a tender offer for or other acquisition of securities of any class of the Company; an election of directors of the Company; or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries.

    The following tables set forth certain selected consolidated financial information with respect to Parent and its subsidiaries excerpted from the information contained in Parent's 1998 Annual Report on Form 10-K for the fiscal year ended December 31, 1998. The following summary is qualified in its entirety by reference to the more comprehensive financial information included in such documents, including the financial statements and related notes contained therein as well as other documents filed by Parent with the Commission, which are incorporated by reference and available for inspection in the manner set forth under "The Tender Offer--Certain Information Concerning the Company."

                                     PARENT
             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

                                                                                   1998       1997       1996
                                                                                ----------  ---------  ---------
                                                                                     (DOLLARS IN MILLIONS,
                                                                                     EXCEPT PER SHARE DATA)
INCOME STATEMENT DATE:
  Sales.......................................................................  $ 12,563.4  $ 8,926.3  $ 4,332.3
  Earnings before extraordinary item and cumulative effect of software
    accounting change.........................................................       132.2      134.1      105.8
  Income from operations......................................................       240.8      243.3      225.8
  Net income..................................................................       132.2      122.1      105.8
  Earnings available for common shares........................................       132.2      121.8      103.7
  Weighted average common shares outstanding
    Basic.....................................................................       80.07      80.42      70.81
    Diluted...................................................................       81.18      81.00      71.29
  Basic earnings per share before extraordinary item and cumulative effect of
    software accounting change................................................        1.65       1.66       1.46
  Loss on retirement of debt..................................................          --       (.09)        --
  Cumulative effect of software accounting change.............................          --       (.06)        --
  Basic earnings per share....................................................        1.65       1.51       1.46
  Diluted earnings per share before extraordinary item and cumulative effect
    of software accounting change.............................................        1.63       1.66       1.46
  Loss on retirement of debt per share........................................          --       (.09)        --
  Cumulative effect of software accounting change per share...................          --       (.06)        --
  Diluted earnings per share..................................................        1.63       1.51       1.46
  Cash dividends per share....................................................        1.20       1.17       1.17

                                                                                   1998       1997       1996
                                                                                ----------  ---------  ---------
                                                                                     (DOLLARS IN MILLIONS,
                                                                                     EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
  Total assets................................................................  $  5,991.5  $ 5,113.5  $ 4,739.8
  Total assets less deferred research and development charges and excess cost
    of assets acquired over book value........................................     5,794.1    4,994.2    4,613.5
  Working Capital (deficit)...................................................      (327.3)    (195.5)    (215.1)
  Short-term debt (including current maturities)..............................       484.4      263.4      277.7
  Long-term debt..............................................................     1,375.8    1,358.6    1,470.7
  Company-obligated mandatorily redeemable preferred securities of a
    partnership...............................................................       100.0      100.0      100.0
  Preference and preferred stock..............................................          --         --       25.0
  Common shareholders' equity.................................................     1,446.3    1,163.6    1,158.0
  Book value per share........................................................       15.83      14.43      14.49

    Parent is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports relating to its business, financial condition and other matters. Information, as of particular dates, concerning Parent's directors and officers, their remuneration, stock options and other matters, the principal holders of Parent's securities and any material interest of such persons in transactions with Parent is required to be disclosed in proxy statements distributed to Parent's stockholders and filed with the Commission. Such reports, proxy statements and other information should be available for inspection at the Commission and copies thereof should be obtainable from the Commission in the same manner as is set forth under "The Tender Offer--Certain Information Concerning the Company."

SOURCE AND AMOUNT OF FUNDS

    Purchaser estimates that the total amount of funds required to purchase the Shares not currently directly or indirectly owned by Parent will be approximately $43.2 million (excluding approximately $1.5 million of payment of estimated costs and expenses.) Parent will contribute to Purchaser the funds necessary to purchase the Shares. Parent will obtain such funds from its working capital. In addition, Parent Options and Parent Restricted Shares (or any combination thereof) may be issued in connection with the Second Step Merger to holders of Company Options, SARs and Company Restricted Shares in exchange for such Company Options, SARs and Company Restricted Shares. The Offer and the Second Step Merger are not contingent on obtaining any financing from any third party.

CERTAIN CONDITIONS OF THE OFFER

    Notwithstanding any other term or provision of the Offer, Purchaser shall not be required to, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), accept for payment, purchase or pay for any Shares of the Company tendered, and may terminate or amend the Offer and may postpone the acceptance for payment of and payment for any Shares, if (i) the Minimum Condition has not been satisfied, or (ii) at any time prior to the expiration of the Offer any of the following shall occur or exist:

    (a) there shall have been threatened, instituted or be pending any action, proceeding, application, claim or counterclaim by any government or governmental authority or agency, domestic or foreign, or by any other person, domestic or foreign, before any court or governmental regulatory or administrative agency, authority or tribunal, domestic or foreign, (i) challenging the acquisition by Parent, Aquila or Purchaser of the Shares, seeking to restrain or prohibit the making or consummation of the Offer or the Second Step Merger; (ii) seeking to obtain from Parent, Aquila or Purchaser any damages, fines or legal sanctions relating to the Offer or the Second Step

       Merger; (iii) seeking to prohibit or limit the ownership or operation by Parent, Aquila or Purchaser or any of their affiliates of any portion of the business or assets of the Company or to compel Parent, Aquila or Purchaser or any of their affiliates to dispose of or hold separate all or any portion of the business or assets of the Company or of Purchaser or seeking to impose any limitation on the ability of Parent, Aquila or Purchaser or any of their affiliates to conduct such business or own such assets; (iv) seeking to impose or confirm limitations on the ability of Parent, Aquila or Purchaser or any of their affiliates effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent, Aquila or Purchaser or any of their affiliates on all matters properly presented to the Company's stockholders; (v) seeking to require divestiture by Parent, Aquila or Purchaser or any of their affiliates of any Shares; or (vi) which would otherwise in the reasonable judgment of Purchaser, Aquila or Parent, materially adversely affect the Company or adversely affect the benefits which Purchaser, Aquila or Parent expects to derive from the successful completion of the Offer and/or the Second Step Merger; or

    (b) there shall be any statute, rule, regulation, legislation, interpretation, judgment, order or injunction proposed, enacted, promulgated, entered, enforced, issued or deemed applicable to the Offer, the Second Step Merger, or other similar business combination by Purchaser or any affiliate of Parent with the Company, or any other action shall have been taken by any government, governmental authority or agency or court with respect to a proceeding described in paragraph (a) above, domestic or foreign, that has, or, in Parent's reasonable discretion, could be expected to result in, any of the consequences referred to in paragraph (a) above; or

    (c) any approval, permit, authorization, favorable review or consent of any court or governmental entity shall not have been obtained on terms satisfactory to Purchaser in its reasonable discretion or Purchaser is advised, or otherwise has reason to believe, that any such approval, permit, authorization, review or consent will be denied or substantially delayed, or will not be given other than upon terms or conditions that would, in Purchaser's reasonable judgment, make it impracticable to proceed with the Offer; or

    (d) any change shall have occurred or been threatened (or any condition, event or development shall have occurred or been threatened involving a prospective change) in the business, properties, assets, liabilities, capitalization, stockholders' equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of the Company that, in the reasonable judgment of Parent, is or may be materially adverse to the Company or to the value of the Shares to Purchaser, Parent or any other affiliate of Parent or Purchaser, or Parent shall have become aware of any facts that, in the reasonable judgment of Parent, have or may have material adverse significance with respect to either the value of the Company or the value of the Shares to Purchaser, Parent or any other affiliate of Parent; or

    (e) there shall have occurred or been threatened (i) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc., any other national securities exchange or in the over-the-counter market in the United States; (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (iii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or abroad or in the market price of Shares;
       (iv) any material change in United States currency exchange rates or any other currency exchange rates or a suspension of, or limitation on, the markets therefor; (v) the commencement or continuation of a war or armed hostilities or other international calamity directly or indirectly involving the United States; or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or

    (f) unless Parent shall have consented in writing, the Company shall have
       (i) split, combined or otherwise changed, or authorized or proposed a split, combination or other change of, the Shares or its capitalization;
       (ii) issued, distributed, pledged or sold, or authorized, proposed or announced the issuance, distribution, pledge or sale of (A) any shares of capital stock (including, without limitation, the Shares), or securities convertible into any such Shares, or any rights, warrants or options to acquire any such Shares or convertible securities, or (B) any other securities in respect of, in lieu of, or in substitution for Shares;
       (iii) purchased or otherwise acquired or caused a reduction in the number of, or proposed or offered to purchase or otherwise acquire or cause a reduction in the number of, any outstanding Shares or other securities of the Company; (iv) declared or paid any dividend or distribution on any shares of capital stock or issued, or authorized, recommended or proposed the issuance of, any other distribution in respect of the Shares, whether payable in cash, securities or other property, or altered or proposed to alter any material term of any outstanding security; (v) issued, or announced its intention to issue, any debt securities or any rights, warrants or options entitling the holder thereof to purchase or otherwise acquire any debt securities, or incurred, or announced its intention to incur, any debt other than in the ordinary course of business and consistent with its past practice; (vi) authorized, recommended, proposed or publicly announced its intention to enter into (A) any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets or securities or disposition of assets or securities other than in the ordinary course of business, (B) any material change in its capitalization, (C) any release or relinquishment of any material contract rights, or (D) any comparable event not in the ordinary course of business; (vii) authorized, recommended or proposed or announced its intention to authorize, recommend or propose any transaction which could adversely affect the value of the Shares; (viii) proposed, adopted or authorized any amendment to its Certificate of Incorporation or Bylaws or similar organizational documents or Purchaser or Parent shall have learned about any such proposal or amendment which shall not have been previously disclosed; (ix) entered into any new material contracts or canceled or substantially changed the terms of any existing material contracts; or (x) agreed in writing or otherwise to take any of the foregoing actions; or

    (g) the Company shall have (i) entered into any employment, severance or similar agreement, arrangement or plan with any of its employees other than in the ordinary course of business; (ii) entered into or amended any agreements, arrangements or plans so as to provide for increased or accelerated benefits to any employee as a result of or in connection with the transactions contemplated by the Offer, the Second Step Merger or other business combination; or (iii) except as may be required by law, taken any action to terminate or amend any employee benefit plan (as defined in Section 3(2) of the Employee Retirement and Income Security Act of 1974, as amended) of the Company, or Purchaser or Parent shall have become aware of any such action that was not disclosed in publicly available filings prior to the date of this Offer to Purchase; or

    (h) Purchaser, Parent or another affiliate of Parent and the Company shall have entered into an agreement that the Offer be terminated or amended or Purchaser, Parent or another affiliate of Parent shall have entered into an agreement with the Company providing for a merger or other business combination with the Company, which, in the reasonable judgment of Parent or Purchaser in any such case, and regardless of the circumstances (including any action or inaction by Purchaser, Parent or any affiliate of Parent) giving rise to any such condition makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payment.

    The foregoing conditions are for the sole benefit of Parent, Aquila and Purchaser and may be asserted by Parent, Aquila or Purchaser regardless of the circumstances giving rise to any such condition and may be waived by Parent, Aquila or Purchaser, in whole or in part, at any time and from time to time, in their sole discretion. The failure by Parent, Aquila or Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right, and the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by Parent, Aquila or Purchaser concerning the events described above will be final and binding upon all parties.

    Should the Offer be terminated pursuant to the foregoing provisions, all tendered Shares not theretofore accepted for payment shall forthwith be returned by the Depositary to the tendering stockholders.

CERTAIN TRANSACTIONS BETWEEN PARENT, AQUILA AND THE COMPANY

    The Company enters into various types of transactions with Parent, Aquila and affiliates thereof. The following table summarizes transactions between the Company and related parties for the indicated periods:

                                                                                       YEAR ENDED DECEMBER 31
                                                                                   -------------------------------
                                                                                     1998       1997       1996
                                                                                   ---------  ---------  ---------
                                                                                       (DOLLARS IN THOUSANDS)
Natural gas sales to Parent subsidiaries and Aquila under Gas Sales Agreements...  $  64,977  $  55,886  $  24,929
Purchases of natural gas from Aquila under Gas Sales Agreements..................  $  31,639  $  45,190  $  14,278
Interest expense with Aquila and Parent..........................................  $  10,136  $  11,403  $   9,061
Expense (benefit) under Tax Sharing Agreement....................................  $  (1,158) $  14,963  $  20,089

    GAS SALES AGREEMENTS. The Company has entered into two gas sales agreements (the "Gas Sales Agreements") effective September 1, 1993, pursuant to which the Company sells to a subsidiary of Aquila substantially all of its gas quantities available from its Elk City and Mooreland systems located in Oklahoma. The Gas Sales Agreements provide pricing terms for the gas based on published monthly index prices of interstate pipelines connected to the Elk City and Mooreland systems. The Gas Sales Agreements expired on September 1, 1998, and the pricing terms for such gas is being redetermined on a monthly basis.

    AQUILA REVOLVERS. A Company subsidiary, Aquila Southwest Energy Corporation ("ASW"), has entered into a $50.0 million revolving credit agreement between ASW and Aquila (the "Aquila Revolver"). As of December 31, 1998, there was $30.1 million outstanding under this credit agreement. This revolver bears interest at ASW's election of either a base rate (the higher of a bank prime rate or one-half of 1% above the Federal Funds rate), an adjusted certificate of deposit rate or a Eurodollar rate. The maturity date on this revolver automatically renews in one-year periods from each commitment period (October of each year) unless Aquila gives at least a one-year notice not to renew from the commitment period. Currently, the maturity date is October of 2000. ASW is obligated to pay a commitment fee on any unused portion of the Aquila Revolver at the rate of one-fourth of 1% per annum. All principal outstanding is due at the end of the Aquila Revolver's term. Amounts may be prepaid at any time.

    Under the Aquila Revolver, ASW may not pledge its assets to secure indebtedness except for certain permitted liens. Amounts outstanding under the Aquila Revolver are expressly subordinate to the Aquila Southwest 8.29% Senior Notes due 2002 ("8.29% Senior Notes"). Certain limitations are placed on ASW's obligation to make payments on the Aquila Revolver in the event of default under the terms of the 8.29% Senior Notes.

    In September 1994, the Company entered into an additional agreement with Aquila that provides an unsecured revolving credit facility for borrowing up to an amount equal to the difference between $125.0 million and the balance outstanding on the $50.0 million revolving credit facility described above. As of December 31, 1998, there was $63.6 million outstanding under this credit agreement. On February 1, 1998, the revolving credit facility's commitment was voluntarily reduced by $10.0 million to $115.0 million.

This revolver bears interest at the Company's election of either a base rate (the higher of a bank prime rate or one-half of 1% above the Federal Funds rate), an adjusted certificate of deposit rate or a Eurodollar rate. The maturity date on this revolver automatically renews in one-year periods from each commitment period (December of each year) unless Aquila gives at least a one-year notice not to renew from the commitment period. Currently, the maturity date is December 2000. The Company must pay an annual commitment fee to Aquila of one-fourth of 1% on the unutilized portion of the revolving credit facility.

    In July 1996, a Company subsidiary, AQP Holdings L.P. ("Holdings"), entered into an unsecured $3.0 million revolving note agreement with Aquila. The note bears interest at a bank prime rate and matures in December of 1999. In February 1997, the revolving note agreement was paid off and there was not a balance outstanding at December 31, 1998.

    AQUILA LOAN AGREEMENTS. In September 1995, the Company entered into a Loan Agreement (the "Loan) with Aquila for an amount of $50.0 million. The Loan is unsecured and bears interest at 6.47% due semi-annually. The principal amount of the Loan is required to be repaid to Aquila by June 1, 2005. The Loan contains various covenants including certain financial covenants related to net worth. As of December 31, 1998, there was $50.0 million outstanding under the Loan.

    The Company has another loan agreement (the "Second Loan Agreement") with Aquila for an amount of $16.3 million. The Second Loan Agreement is unsecured and bears interest at 6.83% due semi-annually. The principal amount of the Second Loan Agreement shall be repaid to Aquila by October 15, 2006. The Second Loan Agreement also requires the Company to comply with certain financial covenants and limits the activities of the Company in other ways. As of December 31, 1998, there was $16.3 million outstanding under the Second Loan Agreement.

    TAX SHARING AGREEMENT. The Company, Aquila and Parent have entered into a tax sharing agreement (the "Tax Sharing Agreement") which provides for the allocation of liabilities, procedures to be followed and other matters with respect to certain taxes for tax years beginning after December 31, 1992, in which the Parent, Aquila, the Company and its subsidiaries (the "Combined Consolidated Group") are included in a consolidated federal income tax return filed for the Combined Consolidated Group.

    Under the Tax Sharing Agreement, Parent has sole and exclusive responsibility for the preparation and filing of the consolidated U.S. federal income tax return of the Combined Consolidated Group beginning in 1993. Parent is responsible for making all federal income tax payments on behalf of the Combined Consolidated Group. Estimated tax sharing payments will be made by the Company to Parent for each taxable year in which a combined consolidated return is filed. If a return reflects a net operating loss, net capital loss, excess tax credit or other tax attributes, Parent will pay the Company the refund which the Company would have received as a result of the carryback of such attribute to any taxable year or years subsequent to December 31, 1992 in which the Company and its subsidiaries are included in the Combined Consolidated Group. An amendment to the Tax Sharing Agreement was signed effective December 1, 1995, that specifies the manner in which the Company would be liable to Parent in the event of a potential adjustment by the Internal Revenue Service relating to Parent's consolidated federal income tax returns for a certain depreciation expense issue through 1992. The amendment also provides for Parent to pay the interest, if any, relating to the potential adjustment up to $1.5 million.

    The principles expressed above with respect to federal income tax matters apply equally to state and local income and franchise tax matters under the Tax Sharing Agreement.

    AGENCY AGREEMENT WITH AQUILA ENERGY MARKETING. Effective January 1, 1999, the Company entered into an agreement with Aquila Energy Marketing Corporation ("AEM"), a wholly-owned subsidiary of Aquila, to outsource conduct its natural gas marketing activities. Under the agreement, AEM will conduct all natural gas marketing activities on behalf of the Company. The Company will receive all gross margins associated with such marketing activities and will reimburse to AEM all costs associated with performing these services. All previous employees of the Company in this natural gas marketing capacity have been employed by AEM.

INTERESTS OF CERTAIN PERSONS IN THE OFFER

    The Company's Common Stock is the Company's only outstanding class of voting securities. The following table is derived from the Company's 10-K which sets forth certain information as of March 18, 1999, and information supplied by the Company by (i) certain executive officers and directors of the Company; (ii) certain persons controlling the Company; and (iii) certain executive officers and directors of any corporation ultimately in control of the Company. The terms "control" and "controlling" have the meanings set forth in Rule 12b-2 promulgated under the Exchange Act.

                                                                                AMOUNT AND NATURE
                                                                                   BENEFICIAL
                                                                               OWNERSHIP OF COMMON    PERCENTAGE OF
NAME AND ADDRESS OF BENEFICIAL OWNER                                                  STOCK           COMMON STOCK
-----------------------------------------------------------------------------  -------------------  -----------------
UtiliCorp United Inc. .......................................................        24,000,000(1)           81.6%
  20 West Ninth Street
  Kansas City, Missouri 64105

Aquila Energy Corporation ...................................................        24,000,000              81.6%
  2533 North 117th Avenue
  Omaha, Nebraska 68164

AEC Acquisitions, Inc. ......................................................                --                --
  20 West Ninth Street
  Kansas City, Missouri 64105

Charles K. Dempster(2)(3)(5).................................................             1,251                 *
Gary L. Downey(2)............................................................             2,985(6)              *
Travis H. Lynch(2)...........................................................             4,911                 *
Jon L. Mosle, Jr.(2).........................................................             3,985(6)              *
F. Joseph Becraft(2).........................................................             7,000                 *
Edward K. Mills(2)(3)........................................................                --                --
Lawrence Clayton(3)..........................................................                --                --
D. James LaBauve(2)..........................................................                 1                --
Robert Truesdell(2)..........................................................               100                --
Martin H. Zolkoski(2)........................................................                --                --
John Pascador(2).............................................................                --                --
Richard C. Green, Jr.(3)(5)..................................................            10,700(7)
Robert K. Green(3)(4)(5).....................................................            10,700(7)              *
Avis G. Tucker(5)............................................................             5,000                 *
L. Patton Kline(5)...........................................................                --                --
John R. Baker(5).............................................................                --                --
Dr. Stanley O. Ikenberry(5)..................................................             1,000                 *
Irvine O. Hockaday, Jr.(5)...................................................                --                --
Robert F. Jackson(5).........................................................                --                --
Herman Cain(5)...............................................................                --                --
James G. Miller(5)...........................................................                --                --
James S. Brook(5)............................................................                --                --

------------------------

*   Less than 1% of the Company's outstanding Common Stock.

(1) Includes 24,000,000 Shares owned directly by Aquila. The Parent may be considered a beneficial owner of the common stock held of record by Aquila due to its control position with respect to Aquila.

                                         (FOOTNOTES CONTINUED ON FOLLOWING PAGE)

(2) Director or executive officer of the Company.

(3) Director or executive officer of Aquila.

(4) Director of executive officer of Purchaser.

(5) Director or executive officer of Parent.

(6) Includes 506 shares issued within the last 60 days pursuant to the 1996 Non-Employee Director Stock Plan.

(7) Includes 5,000 Shares owned directly by Green Street Capital, Inc., a corporation of which Messrs. Green and Green are shareholders.

    Parent believes that it is the present intention of all directors and executive officers named in the table above other than Messrs. Downey and Mosle, to tender their Shares in accordance with the Offer. Parent has no information regarding whether Messrs. Downey and Mosle will tender their Shares in accordance with the Offer. Other than Mr. Robert Green, to Parent's, Aquila's and Purchaser's best knowledge, no person named in the table above has made any recommendation with respect to the Offer.

    Outside directors of the Company receive $2,000 per board meeting attended and $500 for each committee meeting attended regardless of whether such committee meeting is held separately or in conjunction with a board meeting. In addition, outside directors are reimbursed for their reasonable expenses in attending meetings of the Company Board or any committee and each outside director receives $2,000 of Company common stock each quarter pursuant to the Company's 1996 Non-Employee Director Stock Plan. Also, each member of the Independent Committee will receive $35,000 for their service on such committee in addition to payment of regular attendance fees and expenses. The $35,000 payment is due upon the completion, rejection or abandonment of the proposed purchase of the Publicly-held Shares. As set forth in Schedules I and II hereto, two members of the Company Board are executive officers of Parent or Aquila.

    The Company has a stock appreciation rights plan, as amended, for key members of management. Under the plan, the Company can award a total of 700,000 stock appreciation rights ("SAR"), each SAR giving the holder, upon exercise, the right to receive a cash payment for the difference between the fair market value of the Company's common stock on the date of grant and the fair market value on the exercise date. Each SAR has a term of ten years from the date of grant in which the employee may exercise the SAR. Based upon information provided by the Company. Messrs. Lynch and Demptser have SARs with respect to 35,000 shares and 44,844 shares, respectively.

    The Company awards its common stock to certain employees of the Company as restricted stock awards. The shares issued as restricted stock awards are held by the Company until certain restrictions lapse, generally on the second or third award anniversary. Based upon information provided by the Company, Mr. Becraft has 5,000 Company Restricted Shares.

    In 1996, the Company's stockholders approved the 1996 Non-Employee Director Stock Plan (the "1996 Stock Plan"). The 1996 Stock Plan authorizes the issuance of a maximum of 100,000 shares of the Company's common stock based on the fair market value of the Company's common stock on the date of issuance. Each non-employee director is to receive common stock of the Company equal to $2,000 on a quarterly basis for the services performed in the preceding quarter.

    In 1997, the Company's stockholders approved the Aquila Gas Pipeline Corporation 1997 Stock Incentive Plan (the "Plan"), which provides for the granting of incentive stock options, nonqualified stock options, awards of restricted stock, stock appreciation rights, performance units or performance shares and other stock-based awards to eligible employees. The Company has reserved 500,000 shares of common stock for issuance in accordance with the Plan. Stock options vest pursuant to the individual stock option agreements with unexercised options expiring 10 years from the date of grant. These options vest at 25% after the second anniversary, 25% after the third anniversary and the remaining 50% after the fourth anniversary of the grant date. Based upon information provided by the Company, the following individuals have unvested options to purchase the following number of Shares pursuant to the Plan: Mr. Becraft,

36,000 Shares; Mr. Lynch, 4,000 Shares; Mr. Dempster, 10,000 Shares; and Mr. Robert Green, 5,000 Shares.

    Based on information provided by the Company, in January and February of 1997, Parent purchased approximately 14,769 Shares in the market at market price. During that same period, Parent contributed all such Shares to the Company. The Company placed those Shares in treasury and has utilized them, from time to time, to satisfy obligations under existing employee benefit plans, including stock issued to executive officers and directors. Based upon publicly available information, on August 19, 1997, Joseph Becraft purchased 2,000 Shares at $10.00 per Share in an open market transaction.

CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

    Except as set forth herein, neither Purchaser nor Parent is aware of any approval or other action by any governmental, administrative or regulatory agency or authority or public body, domestic or foreign, that would be required for the Offer, the Second Step Merger or ownership of Shares by Purchaser pursuant to the Offer. Should any such approval or other action be required, it is presently contemplated that such approval or action would be sought, but Purchaser has no current intention to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, subject, however, to Purchaser's right to decline to purchase Shares if any of the conditions specified in "The Tender Offer--Certain Conditions of the Offer" shall have occurred. There can be no assurance that any such approval or other action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Company's business or that certain parts of the Company's business might not have to be disposed of in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action, any of which could cause Purchaser to decline to accept for payment or pay for any Shares tendered. Purchaser's obligation under the Offer to accept for payment and pay for Shares is subject to the conditions, including conditions relating to legal matters discussed under this heading entitled "The Tender Offer--Certain Legal Matters; Regulatory Approvals."

    STATE TAKEOVER LAWS. A number of states (including Delaware where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. Parent, Aquila and Purchaser believe that the takeover laws of Delaware will not affect the Offer and the Second Step Merger due to the nature of the Parent's existing ownership interest in the Company. To the extent that certain provisions of takeover statutes in states other than Delaware purport to apply to the Offer or the Second Step Merger, Parent, Aquila and Purchaser believe that such laws conflict with federal law and constitute an unconstitutional burden on interstate commerce. In 1982, the Supreme Court of the United States, in EDGAR V. MITE CORP., invalidated on constitutional grounds the Illinois Business Takeovers Statute, which as a matter of state securities law made takeovers of corporations meeting certain requirements more difficult. The reasoning in such decision is likely to apply to certain other state takeover statutes. In 1987, however, in CTS CORP. V. DYNAMICS CORP. of America, the Supreme Court of the United States held that the State of Indiana could as a matter of corporate law and, in particular, those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders, provided that such laws were applicable only under certain conditions. Subsequently, a number of Federal courts ruled that various state takeover statutes were unconstitutional insofar as they apply to corporations incorporated outside the state of enactment.

    Neither Parent, Aquila nor Purchaser has attempted to comply with any state takeover statutes in connection with the Offer or the Second Step Merger and believes none of such laws to be applicable to the Offer or the Second Step Merger. Parent, Aquila and Purchaser reserve the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, as applicable, Parent, Aquila and Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered.

    APPRAISAL RIGHTS. Holders of the Shares do not have appraisal rights as a result of the Offer. However if the Second Step Merger is consummated, holders of the Shares in connection with the Second Step Merger will have certain rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. Under Section 262, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the Second Step Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Second Step Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Second Step Merger. See "Special Factors--Appraisal Rights in the Merger" and Annex A to this Offer to Purchase.

    GOING PRIVATE TRANSACTIONS. The Offer constitutes a "going private" transaction under Rule 13e-3 of the Exchange Act. Consequently, Purchaser and Parent have filed with the Commission the Schedule 13E-3, together with exhibits, in addition to filing with the Commission a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"). Pursuant to Rule 13e-3, this Offer to Purchase contains information relating to, among other matters, the fairness of the Offer to the Company's stockholders.

    LEGAL PROCEEDINGS. Neither Purchaser nor Parent is aware of any pending or overtly threatened legal proceedings which would affect the Offer or the Second Step Merger other than as described under "Special Factors--Background of the Offer." If any such matters were to arise, Purchaser could decline to accept for payment or pay for any Shares tendered in the Offer. See "The Tender Offer--Certain Conditions of the Offer."

FEES AND EXPENSES

    Parent and Purchaser have engaged Donaldson Lufkin & Jenrette ("DLJ") as the Dealer Manager in connection with the Offer. In addition, DLJ is acting as financial advisor to Parent in connection with the proposed acquisition of Shares of the Company. In consideration for these services, Parent has agreed to pay DLJ a fee equal to (i) $150,000, which was payable when the Parent retained DLJ, (ii) $150,000, payable upon the earlier of (x) commencement of the Offer or
(y) the execution of a definitive agreement providing for the acquisition of the Company by Parent and (iii) $1,000,000 (against which the fees in clauses (i) and (ii) will be credited), payable upon consummation of a transaction in which the Company is acquired by Parent or otherwise. Purchaser also has agreed to reimburse DLJ for its expenses, including reasonable counsel fees and expenses, and to indemnify it against certain liabilities and expenses, including certain liabilities under the federal securities laws.

    Purchaser has retained Morrow & Co. to act as the Information Agent and The Bank of New York to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telegraph and personal interview and may request brokers, dealers and other nominee stockholders to forward the Offer materials to beneficial owners. The Information Agent will receive a fee for services as Information Agent estimated to be $20,000 and will be reimbursed for certain out-of-pocket expenses. The Depositary will receive reasonable and customary compensation for services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Purchaser has also agreed to indemnify the Information Agent and the Depositary against certain liabilities and expenses in connection with the Offer, including certain liabilities under the federal securities laws.

    Neither Purchaser, Aquila nor Parent, nor any officer, director, stockholder, agent or other representative of Purchaser, Aquila or Parent, will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer (other than to the Information Agent and the Dealer Manager). Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

    Expenses estimated to be incurred by Parent, Aquila and Purchaser in connection with the Offer are as follows:

Financial Advisor fees and expenses.............................  $1,025,000
Depositary......................................................  $  30,000
Information Agent...............................................  $  20,000
Legal Fees......................................................  $ 275,000
Printing, mailing and distribution expenses.....................  $ 125,000
Commission filing fee...........................................  $   8,947
Accounting fees.................................................  $   5,000
Miscellaneous fees and expenses.................................  $  11,053
                                                                  ---------
Total...........................................................  $1,500,000
                                                                  ---------
                                                                  ---------

MISCELLANEOUS

    Neither Parent, Aquila nor Purchaser is aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Parent or Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Parent and Purchaser will make a good faith effort to comply with such state statute. If, after such good faith effort, the Offer cannot comply with such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. Each of Parent or Purchaser may, in its discretion, however, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in any such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION ON BEHALF OF PURCHASER, AQUILA OR PARENT NOT CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS OFFER TO PURCHASE NOR ANY PURCHASE PURSUANT TO THE OFFER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF PURCHASER, PARENT OR THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS FURNISHED OR THE DATE OF THIS OFFER TO PURCHASE.

    Purchaser, Aquila and Parent have filed with the Commission a (i) Tender Offer Statement on Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 under the Exchange Act and (ii) a Schedule 13D, pursuant to Section 13(d) of the Exchange Act furnishing certain additional information with respect to the Offer. In addition, Parent, Aquila and Purchaser have filed with the Commission the Schedule 13E-3, together with exhibits, pursuant to Rule 13e-3 under the Exchange Act. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner set forth herein (except that they will not be available at the regional offices of the Commission).

                                          AEC ACQUISITIONS, INC.
                                          AQUILA ENERGY CORPORATION
                                          UTILICORP UNITED INC.

April 9, 1999

                                   SCHEDULE I
                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

    The following table sets forth, for each executive officer and director of the Company, the name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with the Company. Unless otherwise indicated, the principal business address of each director or executive officer of the Company is One International Centre, 100 N. E. Loop 410, Suite 1000, San Antonio, Texas 78216. Directors of the Company are indicated with an asterisk (*).

     NAME, CITIZENSHIP AND                                                         MATERIAL POSITIONS HELD
    CURRENT BUSINESS ADDRESS         PRESENT OCCUPATION OR EMPLOYMENT            DURING THE PAST FIVE YEARS
--------------------------------  ---------------------------------------  ---------------------------------------
Charles K. Dempster* ...........  Chairman of the Board of the Company     President of Aquila and director of
20 West Ninth Street              (since August 1993); Chairman of the     various affiliates of Parent (from
Kansas City, Missouri 64105       Board and Chief Executive Officer of     January 1993 through November 1995).
                                  Aquila (since November 1998); Senior
                                  Vice President of Parent (since January
                                  1996); and Chairman and Chief Executive
                                  Officer of UtiliCorp U.K., Inc. (since
                                  November 1995).

Gary L. Downey*.................  Retired

Edward K. Mills* ...............  Director (since February 1999);          Various positions with Aquila (since
2533 North 117th Avenue           President and Chief Operating Officer    March 1993).
Omaha, Nebraska 68164             of Aquila (since November 1998); and
                                  Vice President of Parent (since July
                                  1998).

Jon L. Mosle, Jr.*..............  Independent Consultant (since 1992).

F. Joseph Becraft*..............  President and Chief Executive Officer    President and Chief Executive Officer
                                  of the Company (since August 1997).      and other positions with Valero Energy
                                                                           Corporation (from May 1995 through
                                                                           November 1996); and President and Chief
                                                                           Executive Officer of Transok, Inc.
                                                                           (from 1989 through April 1995).

     NAME, CITIZENSHIP AND                                                         MATERIAL POSITIONS HELD
    CURRENT BUSINESS ADDRESS         PRESENT OCCUPATION OR EMPLOYMENT            DURING THE PAST FIVE YEARS
--------------------------------  ---------------------------------------  ---------------------------------------
Travis H. Lynch.................  Vice President, Gas Supply (since
                                  August 1993).

D. James LaBauve................  Vice President, Regulatory and           Director, Regulatory and Administration
                                  Administration (since March 23, 1999)    (from March 1, 1999 through March 22,
                                                                           1999); Senior Attorney Blackwell
                                                                           Sanders Peper Martin LLP (from March
                                                                           1995 through February 26, 1999); Vice
                                                                           President, Regulatory of the Company
                                                                           (from May 1994 through March 1995); and
                                                                           Senior Attorney, Aquila (from November
                                                                           1990 through May 1994).

Robert Truesdell................  Vice President, Operations and           Director of Operations and Technical
                                  Technical Services (since March 23,      Services (from March 1, 1999 through
                                  1999)                                    March 22, 1999); Manager Region 1 (from
                                                                           October 1998 through February 26,
                                                                           1999); and Operations Superintendent
                                                                           (from October 1985 through October
                                                                           1998).

Martin H. Zolkoski..............  Vice President, Business Development     Director of Business Development (from
                                  (since February 1, 1999)                 January 4, 1999 through January 29,
                                                                           1999); Senior Vice President, Koch
                                                                           Midstream Services Company (from
                                                                           September 1997 through January 1999);
                                                                           and Vice President, Planning and
                                                                           Business Development, Valero
                                                                           Transmission Company (from February
                                                                           1994 through September 1997).

John G. Pascador................  Controller and Chief Accounting Officer  Controller (from December 1995 through
                                  (since November 1998).                   November 1998); various positions with
                                                                           the Company (since May 1994); and Audit
                                                                           Manager with Arthur Andersen LLP (prior
                                                                           to May 1994).

                                  SCHEDULE II
        DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, AQUILA AND PURCHASER

    The following table sets forth, for each executive officer and director of Parent, the name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Parent. Unless otherwise indicated, the principal business address of each director or executive officer is 20 West Ninth Street, Kansas City, Missouri 64105. Directors of Parent are indicated with an asterisk (*). Unless otherwise indicated, none of the persons listed below has bought or sold any Shares within the past 60 days.

       NAME, CITIZENSHIP AND                                                       MATERIAL POSITIONS HELD
     CURRENT BUSINESS ADDRESS          PRESENT OCCUPATION OR EMPLOYMENT          DURING THE PAST FIVE YEARS
-----------------------------------  -------------------------------------  -------------------------------------
Richard C. Green, Jr.*.............  Chairman of the Board and Chief
                                     Executive Officer.

Avis G. Tucker* ...................  Editor and publisher of THE
The Daily Star Journal               DAILY-STAR JOURNAL in Warrensburg,
135 East Market                      Missouri.
Warrensburg, Missouri 64093

L. Patton Kline*...................  Retired

John R. Baker*.....................  Retired                                Vice Chairman of the Board (from May
                                                                            1991 through December 1995).

Stanley O. Ikenberry* .............  President of the American Council on   President of the University of
University of Illinois               Education; and Regent Professor and    Illinois (from 1979 through 1995).
1007 W. Nevada                       President Emeritus of the University
Urbana, Illinois 61801               of Illinois.

Irvine O. Hockaday, Jr.* ..........  President and Chief Executive
2501 McGee                           Director of Hallmark Cards, Inc.
Kansas City, Missouri 64108

Robert F. Jackson*.................  Retired

Herman Cain* ......................  Chairman of the Board of Godfathers
9140 West Dodge Road                 Pizza, Inc.
Omaha, Nebraska 68114

Robert K. Green*...................  President and Chief Operating Officer  Managing Executive Vice President
                                     (since February 1996).                 (from January 1993 through February
                                                                            1996).

James G. Miller....................  Senior Vice President

       NAME, CITIZENSHIP AND                                                       MATERIAL POSITIONS HELD
     CURRENT BUSINESS ADDRESS          PRESENT OCCUPATION OR EMPLOYMENT          DURING THE PAST FIVE YEARS
-----------------------------------  -------------------------------------  -------------------------------------
Charles K. Dempster................  Chairman of the Board of the Company   President of Aquila and director of
                                     (since August 1993); Chairman of the   various affiliates of Parent (from
                                     Board and Chief Executive Officer of   January 1993 through November 1995).
                                     Aquila (since November 1998); Senior
                                     Vice President of Parent (since
                                     January 1996); and Chairman and Chief
                                     Executive Officer of UtiliCorp U.K.,
                                     Inc. (since November 1995).

James S. Brook.....................  Vice President, Controller and Chief
                                     Accounting Officer.

    The following table sets forth, for each executive officer and director of Aquila, the name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Aquila. Unless otherwise indicated, the principal business address of each director or executive officer is 2533 North 117th Avenue, Omaha, Nebraska 68164. Directors of Aquila are indicated with an asterisk (*). Unless otherwise indicated, none of the persons listed below has bought or sold any Shares within the past 60 days.

       NAME, CITIZENSHIP AND                                                       MATERIAL POSITIONS HELD
     CURRENT BUSINESS ADDRESS          PRESENT OCCUPATION OR EMPLOYMENT          DURING THE PAST FIVE YEARS
-----------------------------------  -------------------------------------  -------------------------------------
Richard C. Green, Jr.* ............  Chairman of the Board and Chief
20 West Ninth Street                 Executive Officer of Parent
Kansas City, Missouri 64105

Robert K. Green* ..................  President and Chief Operating Officer  Managing Executive Vice President
20 West Ninth Street                 of Parent (since February 1996).       (from January 1993 through February
Kansas City, Missouri 64105                                                 1996).

Charles K. Dempster* ..............  Chairman of the Board of the Company   President of Aquila and director of
20 West Ninth Street                 (since August 1993); Chairman of the   various affiliates of Parent (from
Kansas City, Missouri 64105          Board and Chief Executive Officer of   January 1993 through November 1995).
                                     Aquila (since November 1998); Senior
                                     Vice President of Parent (since
                                     January 1996); and Chairman and Chief
                                     Executive Officer of UtiliCorp U.K.,
                                     Inc. (since November 1995).

Edward K. Mills*...................  President and Chief Operating Officer  Various positions with Aquila (since of Aquila (since November 1998); Vice  March 1993).
                                     President of Parent (since July
                                     1998).

       NAME, CITIZENSHIP AND                                                       MATERIAL POSITIONS HELD
     CURRENT BUSINESS ADDRESS          PRESENT OCCUPATION OR EMPLOYMENT          DURING THE PAST FIVE YEARS
-----------------------------------  -------------------------------------  -------------------------------------
Lawrence Clayton...................  Senior Vice President (since July      Vice President (since August 1994);
                                     1997)                                  Chief Financial Officer of Sunrise
                                                                            Energy Services, Inc. (from June 1990
                                                                            through August 1994.)

    The following table sets forth, for each executive officer and director of Purchaser, the name, business or residence address, principal occupation or employment at the present time and during the last five years, and the name of any corporation or other organization in which such employment is conducted or was conducted. Except as otherwise indicated, all of the persons listed below are citizens of the United States of America. Each occupation set forth opposite a person's name, unless otherwise indicated, refers to employment with Purchaser. Unless otherwise indicated, the principal business address of each director or executive officer is 20 West Ninth Street, Kansas City, Missouri 64105. Directors of Purchaser are indicated with an asterisk (*).

       NAME, CITIZENSHIP AND                                                       MATERIAL POSITIONS HELD
     CURRENT BUSINESS ADDRESS          PRESENT OCCUPATION OR EMPLOYMENT          DURING THE PAST FIVE YEARS
-----------------------------------  -------------------------------------  -------------------------------------
Robert K. Green*...................  President and Chief Operating Officer  Managing Executive Vice President
                                     of Parent (since February 1996).       (from January 1993 through February
                                                                            1996).

                                    ANNEX A

    Set forth below is Section 262 of the General Corporation Law of the State of Delaware regarding appraisal rights, which rights will only be available in connection with the Second Step Merger.

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

    Section 262 Appraisal Rights--

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsection (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a non-stock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a non-stock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

       (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

       (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

       (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

       (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsections (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of his shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

       (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within twenty days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw his demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after his written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted his certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that he is not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded his appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                        The Depositary for the Offer is:

                              The Bank of New York
                          Tender & Exchange Department
                               101 Barclay Street
                            Receive & Deliver Window
                            New York, New York 10286

                           BY FACSIMILE TRANSMISSION
                          (Eligible Institutions Only)
                                 (212) 815-6213
                          For Information by Telephone
                                 (800) 507-9357

    Questions and requests for assistance should be directed to the Information Agent at its respective address or telephone numbers set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be obtained from the Information Agent as set forth below, and will be furnished promptly at the Purchasers' expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:

                                     [LOGO]

                           445 Park Avenue, 5th Floor
                            New York, New York 10022
                           Toll Free: (800) 566-9061
                          Call Collect: (212) 754-8000

                    Banks and Brokerage Firms, please call:
                           Toll Free: (800) 662-5200

                      The Dealer Manager for the Offer is:

                          DONALDSON, LUFKIN & JENRETTE

                                277 Park Avenue
                            New York, New York 10172
                                 (877) 864-4755
                                  (Toll Free)
                                 (212) 892-0314

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